     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 1994
                                                            REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                       TEXAS GAS TRANSMISSION CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     61-0405152
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                             3800 FREDERICA STREET
                           OWENSBORO, KENTUCKY 42301
                                 (502) 926-8686
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
               CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID E. VARNER
                                   SECRETARY
                       TEXAS GAS TRANSMISSION CORPORATION
                           C/O TRANSCO ENERGY COMPANY
                            2800 POST OAK BOULEVARD
                                 P.O. BOX 1396
                              HOUSTON, TEXAS 77251
                                 (713) 439-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
            INCLUDING AREA CODE, OF REGISTRANT'S AGENT FOR SERVICE)
                             ---------------------

                                    COPY TO:

                              FAITH D. GROSSNICKLE
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                             ---------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                                      MAXIMUM        AGGREGATE
TITLE OF EACH CLASS OF               AMOUNT TO    AGGREGATE PRICE     OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED        BE REGISTERED    PER UNIT(1)       PRICE(1)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
     % Notes due 2004               $150,000,000        100%        $150,000,000      $51,725
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) Estimated solely for the purposes of calculating the registration fee.
                             ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       TEXAS GAS TRANSMISSION CORPORATION

                             CROSS REFERENCE SHEET

                 (SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS OF FORM S-2
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                      ITEM                                          LOCATION
- -------------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                   of Prospectus; Statement of Available
                                                     Information; Incorporation of Certain
                                                     Documents by Reference
  3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges.............  Prospectus Summary; Investment
                                                   Considerations; Ratio of Earnings to Fixed
                                                     Charges
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Front Cover Page of Prospectus;
                                                   Underwriting
  6.  Dilution...................................                       *
  7.  Selling Security Holders...................                       *
  8.  Plan of Distribution.......................  Front Cover Page of Prospectus;
                                                   Underwriting
  9.  Description of Securities to be
        Registered...............................  Prospectus Summary; Description of the
                                                   Notes
 10.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
 11.  Information with Respect to the
        Registrant...............................  Prospectus Summary; Investment
                                                   Considerations; The Company; Use of
                                                     Proceeds; Capitalization; Selected
                                                     Financial Data
 12.  Incorporation of Certain Information by
        Reference................................  Incorporation of Certain Documents by
                                                     Reference
 13.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................                       *

- ------------
* Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
     BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 17, 1994

PROSPECTUS
                                  $150,000,000

                       TEXAS GAS TRANSMISSION CORPORATION

                                   % Notes due 2004
                            ------------------------
     Interest on the Notes is payable semi-annually on                and
               of each year beginning                , 1994. The Notes will not
be redeemable prior to maturity and do not provide for any sinking fund.

     The Notes will be general unsecured obligations of the Company and will rank pari passu with all existing indebtedness of the Company and senior in right of payment to any future subordinated indebtedness of the Company.
                            ------------------------
     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------
                                                 PRICE TO       UNDERWRITING      PROCEEDS TO
                                                 PUBLIC(1)       DISCOUNT(2)     COMPANY(1)(3)
- ------------------------------------------------------------------------------------------------
Per Note.....................................         %               %                %
- ------------------------------------------------------------------------------------------------
Total........................................         $               $                $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March   , 1994.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deduction of expenses payable by the Company estimated at $       .
                            ------------------------
     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes
will be made in New York, New York on or about April   , 1994.

                            ------------------------

MERRILL LYNCH & CO.                                    CITICORP SECURITIES, INC.
                            ------------------------
                 The date of this Prospectus is March   , 1994

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                       STATEMENT OF AVAILABLE INFORMATION

     Texas Gas Transmission Corporation ("Texas Gas" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is required to file reports and other information with the Securities and Exchange Commission (the "SEC"). Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at regional offices of the SEC located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the SEC in its Washington, D.C. office at prescribed rates. The Company's principal executive office is located at 3800 Frederica Street, Owensboro, Kentucky 42301, and its telephone number is (502) 926-8686.

     This Prospectus does not contain all information set forth in the Registration Statement of which this Prospectus is a part, or exhibits relating thereto which the Company has filed with the SEC under the Securities Act of 1933, as amended (the "Act"). Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Notes offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1993 (the "Texas Gas 1993 Form 10-K"), which is reproduced as Annex A in this Prospectus and heretofore filed with the SEC by the Company pursuant to the 1934 Act, is incorporated herein by reference.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), or 15(d) of the 1934 Act after the date of this Prospectus and before the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of securities to whom this Prospectus is delivered, upon request of such person, a copy of any and all other documents that are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in any such documents). Requests for copies of such documents should be directed to the office of the Corporate Secretary, Texas Gas Transmission Corporation, c/o Transco Energy Company, 2800 Post Oak Boulevard, P.O. Box 1396, Houston, Texas 77251, telephone number (713) 439-2000.

                                      (MAP)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information including the financial information appearing elsewhere or incorporated by reference in this Prospectus. As used herein, the term "Transco" refers to Transco Energy Company together with its wholly owned subsidiaries, unless the context otherwise requires; the terms "Texas Gas" or the "Company" refer to Texas Gas Transmission Corporation and the term "TGPL" refers to Transcontinental Gas Pipe Line Corporation.

                                  THE COMPANY

     Texas Gas, an indirect wholly owned subsidiary of Transco, is a major interstate natural gas pipeline company primarily engaged in the transportation of natural gas. Texas Gas owns and operates an extensive pipeline system originating in major gas supply areas in the Louisiana Gulf Coast area and in East Texas and running generally north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. The Texas Gas system currently consists of 6,050 miles of transmission lines. In conjunction with its pipeline facilities, Texas Gas owns and operates ten underground storage reservoirs having a total capacity of 176.7 Bcf* and a working capacity of 86.5 Bcf.

                                  THE OFFERING

The Notes........................   $150,000,000 aggregate principal amount of   % Notes due
                                    2004 (the "Notes").
Maturity Date....................   , 2004.
Interest Payment Dates...........   and             , commencing             , 1994.
Ranking..........................   The Notes will rank pari passu with all existing
                                    indebtedness of the Company and senior in right of payment to any future subordinated indebtedness.
Redemption.......................   The Notes will not be redeemable prior to maturity.
Certain Covenants................   The Indenture with respect to the Notes will contain
                                    certain covenants that, among other things, restrict the
                                    ability of the Company, under certain circumstances, to
                                    create liens and engage in certain sale and leaseback
                                    transactions. See "Description of the Notes -- Covenants."
Use of Proceeds..................   The net proceeds from the offering of the Notes hereby
                                    (the "Offering"), together with other available funds of
                                    the Company, will be used to refinance the Company's 10%
                                    Debentures due November 1, 1994 (the "10% Debentures").

- ---------------

* As used herein, the term "Mcf" means thousand cubic feet, the term "MMcf" means million cubic feet, the term "Bcf" means billion cubic feet and the term "Tcf" means trillion cubic feet. Unless otherwise stated, gas volumes are stated at a pressure base of 14.73 pounds per square inch and at 60() Fahrenheit.

                            SELECTED FINANCIAL DATA

     The selected financial information set forth below has been prepared from the financial statements of Texas Gas. This selected financial information should be read in conjunction with the financial statements and the notes thereto included in the Texas Gas 1993 Form 10-K attached as Annex A to this Prospectus. For an explanation of significant variations in the Company's financial results for the years ended 1993 compared to 1992 and 1992 compared to 1991, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Texas Gas 1993 Form 10-K attached as Annex A to this Prospectus.

                                                            POST-ACQUISITION                           PRE-ACQUISITION(1)
                                      --------------------------------------------------------------   ------------------
                                                                                           FOR THE          FOR THE
                                                                                           PERIOD            PERIOD
                                              FOR THE YEARS ENDED DECEMBER 31,             4/3/89            1/1/89
                                      ------------------------------------------------       TO                TO
                                         1993         1992         1991         1990      12/31/89(1)        4/2/89
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                                                    (THOUSANDS OF DOLLARS)
INCOME STATEMENT DATA:
Operating Revenues..................  $  465,459   $  463,865   $  468,109   $  671,237   $  441,732       $  207,844
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Costs of Sales and Transportation...     213,512      236,860      251,761      439,668      289,696          151,832
Operation and Maintenance...........      54,803       53,898       57,126       57,364       38,417           11,932
Administrative and General..........      62,702       46,267       58,907       51,682       43,525           14,032
Depreciation, Depletion and
  Amortization......................      38,330       37,637       36,959       34,479       24,690            7,945
Taxes - Other Than Income Taxes.....      13,075       13,265       12,743       12,493        9,230            3,303
Provision for Severance Costs.......          --           --        6,259           --           --               --
Provision for Producer
  Settlements.......................          --           --       (3,473        2,225           --            6,250
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Total Operating Costs and
  Expenses..........................     382,422      387,927      420,282      597,911      405,558          195,294
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Operating Income....................      83,037       75,938       47,827       73,326       36,174           12,550
Other (Income) and Deductions.......      17,425        8,557       11,484            3       23,111            4,352
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Income Before Income Taxes and
  Extraordinary Loss................      65,612       67,381       36,343       73,323       13,063            8,198
Provision for Income Taxes..........      26,555       26,463       14,894       27,879        5,563            3,030
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Income Before Extraordinary Loss....      39,057       40,918       21,449       45,444        7,500            5,168
Extraordinary Loss on Early
  Retirement of Debt, Net...........          --           --           --           --       (1,963)              --
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Net Income..........................      39,057       40,918       21,449       45,444        5,537            5,168
Dividends on Preferred Stock........          --           --           --           --           --               83
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Common Stock Equity in Net Income...  $   39,057   $   40,918   $   21,449   $   45,444   $    5,537       $    5,085
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                      ----------   ----------   ----------   ----------   ----------   ------------------
BALANCE SHEET DATA:
Total Assets........................  $1,132,346   $1,139,964   $1,110,530   $1,069,554   $1,192,050       $1,082,031
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Short-Term Debt and Current
  Maturities of Long-Term Debt......  $  150,000   $       --   $       --   $       --   $       --       $      256
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Capitalization:
  Long-Term Debt, Less Current
    Maturities......................  $   98,678   $  248,305   $  250,000   $  250,000   $  250,000       $  251,574
  Redeemable Preferred Stock........          --           --           --           --           --            3,969
  Common Stockholder's Equity.......     607,236      602,904      596,849      597,804      602,360          423,259
                                      ----------   ----------   ----------   ----------   ----------   ------------------
      Total Capitalization..........  $  705,914   $  851,209   $  846,849   $  847,804   $  852,360       $  678,802
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                      ----------   ----------   ----------   ----------   ----------   ------------------
Cash Dividends and Returns of
  Capital on Common Stock...........  $   34,725   $   34,863   $   22,404   $   50,000   $       --       $   75,000
                                      ----------   ----------   ----------   ----------   ----------   ------------------
                                      ----------   ----------   ----------   ----------   ----------   ------------------
OTHER FINANCIAL DATA:
Earnings Before Interest, Taxes,
  Depreciation and Amortization
  (EBITDA)..........................  $  129,520   $  131,702   $   99,882   $  137,667   $   77,900       $   23,218
Interest Expense....................      25,578       26,684       26,580       29,865       40,147            7,075
Capital Expenditures................      33,014       38,236       57,238       66,039       52,665            3,047
Ratio of Earnings to Fixed
  Charges(2)........................        3.51         3.41         2.37         3.35         1.35             2.08

- ------------

(1) The Pre-Acquisition period amounts represent operations and balances of the Company prior to its acquisition by Transco on April 3, 1989. On such date Transco acquired the Company and two related companies from CSX for $598 million in cash and the assumption of $250 million of long-term debt. A portion of the purchase price was financed with $350 million of debt with the Company as guarantor. The acquisition of the Company by Transco was accounted for using the purchase method of accounting. Accordingly, the acquisition debt and the purchase price were pushed down and recorded in the Company's financial statements. As a result, the post-acquisition and pre-acquisition amounts are not comparable. For the period April 3, 1989 to December 31, 1989, the pre-tax income was reduced by approximately $17.6 million ($11.6 million after-tax), resulting from the interest on the acquisition debt which was pushed down. The debt was repaid on September 18, 1989.

(2) For the purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consist of income before income taxes and extraordinary loss, interest expense, the portion of rents representative of the interest factor, amortization of debt expense, discount and premium and dividends and distributions from less-than-fifty-percent-owned affiliates, net of equity in earnings of less-than-fifty-percent-owned affiliates. Fixed charges consist of interest expense, the portion of rents representative of the interest factor and amortization of debt expense, discount and premium.

                           INVESTMENT CONSIDERATIONS

     Through the years, the Company has consistently maintained its financial strength and experienced strong operational results. As an indirect wholly owned subsidiary of Transco, the Company may be affected by the financial position and performance of Transco and its other subsidiaries. The Company does not currently anticipate that its relationship with Transco will have a material adverse effect on its financial position or results of operations.

     In October 1991, Transco's Board of Directors approved a comprehensive strategic and financial plan (the "Plan") designed to stabilize Transco's financial position, improve its financial flexibility and restore its earnings. Since the Plan's adoption, Transco has made significant progress in the implementation of the Plan, including the sale of certain non-core and non-strategic businesses, reduction in capital expenditures, resolution of certain material litigation and improvement in its results of operations and financial flexibility. Certain contingencies remain to be resolved, including Transco's ability to ultimately recover its remaining investment in its non-operating interest in coalbed methane properties and related assets and certain litigation relating to producer contract settlements with certain subsidiaries of Transco pursuant to which producers have made claims against such subsidiaries for indemnification of certain claims for royalties. Transco remains committed to deleveraging its balance sheet, further eliminating or mitigating the potentially adverse impact from the resolution of remaining contingencies and improving financial results.

     As a subsidiary of Transco, the Company engages in transactions with Transco and other Transco subsidiaries which are characteristic of group operations. The Company meets its working capital requirements by participation in the Transco consolidated cash management program, pursuant to which the Company, for investment purposes, both makes advances to and receives repayments of advances from Transco. Further, the Company accesses capital markets to fund its long-term debt requirements. In addition, the Company and Transco's other subsidiaries pay dividends, based on the level of their earnings and net cash flows, to provide funds to Transco for debt service and dividend payments.

     To meet the working capital requirements of Transco and its subsidiaries, Transco has in place a $450 million credit facility, amended as of December 31, 1993, with a group of fifteen banks (the "Amended Transco Bank Credit Facility") and a $50 million letter of credit facility with a group of five banks (the "Reimbursement Facility"). The Company has guaranteed repayment of up to $180 million under the Amended Transco Bank Credit Facility and up to $20 million under the Reimbursement Facility (collectively, the "Texas Gas Guarantees").

     The Amended Transco Bank Credit Facility and the Reimbursement Facility prohibit the Company from, among other things, incurring or guaranteeing any additional indebtedness (except for indebtedness incurred to refinance existing indebtedness), issuing preferred stock or advancing cash to affiliates other than Transco. Further, the Amended Transco Bank Credit Facility, the Reimbursement Facility and the Indenture governing Transco's 11 1/4% Notes due 1999 (the "Transco Indenture") contain financial covenants which could limit Transco's ability to make additional borrowings and, therefore, under certain circumstances, its ability to repay advances to the Company or to make capital contributions to the Company.

     Neither Transco nor the Company believes that further implementation of the Plan nor the resolution of remaining contingencies will have a material adverse effect on Transco's ability to remain in compliance with the terms of the Amended Transco Bank Credit Facility, the Reimbursement Facility or the Transco Indenture or to meet its capital requirements. Further, the Company and Transco believe that the Company's cash flows from operating activities, supplemented, if necessary, by repayment of funds advanced to Transco, will provide the Company with sufficient liquidity to meet its capital requirements, including payments relating to the Notes. However, if Transco's consolidated earnings and cash flows from operating activities significantly decrease or if the resolution of Transco's contingencies requires significant additional charges against earnings or significant payments to be made by Transco, Transco's ability to remain in compliance with financial covenants contained in the Amended Transco Bank Credit Facility, the Reimbursement Agreement and the Transco Indenture could be affected. In this event, Transco could be prohibited from repaying funds advanced to Transco by the Company and, under certain circumstances, the Company could be required to make payments pursuant to the Texas Gas Guarantees.

                                  THE COMPANY

     Texas Gas is a major interstate natural gas pipeline company primarily engaged in the transportation of natural gas. Texas Gas owns and operates an extensive pipeline system originating in major gas supply areas in the Louisiana Gulf Coast area and in East Texas and running generally north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. The Texas Gas system currently consists of 6,050 miles of transmission lines. In conjunction with its pipeline facilities, Texas Gas owns and operates ten underground storage reservoirs having a total capacity of 176.7 Bcf and a working capacity of 86.5 Bcf.

     The Company is a wholly owned subsidiary of Transco Gas Company ("TGC"), which is wholly owned by Transco. Prior to its acquisition by Transco on April 3, 1989, the Company was an indirect wholly owned subsidiary of CSX Corporation ("CSX"). The Company was incorporated in the State of Delaware on December 7, 1945.

     For a description of the business of Texas Gas, see the Texas Gas 1993 Form 10-K attached as Annex A to this Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                    PRE-ACQUISITION(1)
                                   POST-ACQUISITION                                 ------------------
        -----------------------------------------------------------------------          FOR THE
         FOR THE        FOR THE        FOR THE        FOR THE         FOR THE             PERIOD
           YEAR           YEAR           YEAR           YEAR          PERIOD              1/1/89
          ENDED          ENDED          ENDED          ENDED         4/3/89 TO              TO
        12/31 1993     12/31 1992     12/31 1991     12/31 1990     12/31/89(1)           4/2/89
        ----------     ----------     ----------     ----------     -----------     ------------------
           3.51           3.41         2.37           3.35            1.35              2.08

      ------------------

        (1) The Pre-Acquisition period ratio represents operations of the Company prior to its acquisition by Transco on April 3, 1989. On such date Transco acquired the Company and two related companies from CSX for $598 million in cash and the assumption of $250 million of long-term debt. A portion of the purchase price was financed with $350 million of debt with the Company as guarantor. The acquisition of the Company by Transco was accounted for using the purchase method of accounting. Accordingly, the acquisition debt and the purchase price were pushed down and recorded in the Company's financial statements. As a result, the post-acquisition and pre-acquisition ratios are not comparable. For the period April 3, 1989 to December 31, 1989, pre-tax income was reduced by approximately $17.6 million ($11.6 million after-tax), resulting from the interest on the acquisition debt which was pushed down. The debt was repaid on September 18, 1989.

     For the purposes of calculating the foregoing ratios, earnings available for fixed charges consist of income before income taxes and extraordinary loss, interest expense, the portion of rents representative of the interest factor, amortization of debt expense, discount and premium and dividends and distributions from less-than-fifty-percent-owned affiliates, net of equity in earnings of less-than-fifty-percent-owned affiliates. Fixed charges consist of interest expense, the portion of rents representative of the interest factor and amortization of debt expense, discount and premium.

                                USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be approximately $ million, which together with other available funds of the Company, will be used to refinance the Company's 10% Debentures.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1993 and as adjusted to reflect the sale of the Notes by the
Company (assuming net proceeds to the Company of approximately $     million)
and the application of such net proceeds to repay certain indebtedness of the Company as described under "Use of Proceeds." The Company has also guaranteed repayment of up to $180 million of the Amended Transco Bank Credit Facility and up to $20 million of the Reimbursement Facility pursuant to the Texas Gas Guarantees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1993 Texas Gas Form 10-K attached as Annex A to this Prospectus. The Texas Gas Guarantees are not reflected in the table.

                                                                               DECEMBER 31,
                                                                                   1993
                                                                            -------------------
                                                                                          AS
                                                                            ACTUAL     ADJUSTED
                                                                            ------     --------
                                                                               (MILLIONS OF
                                                                                 DOLLARS)
Current Maturities of Long-Term Debt.....................................    $150        $ --
                                                                             ----        ----
                                                                             ----        ----
Long-Term Debt, Less Current Maturities..................................      99
Common Stockholder's Equity..............................................     607         607
                                                                             ----        ----
     Total Capitalization................................................    $706        $
                                                                             ----        ----
                                                                             ----        ----

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under the Indenture, to be dated as of March   ,
1994 (the "Indenture"), between the Company and Chase Manhattan Bank, N.A., as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured obligations of the Company, will be limited to
$150 million aggregate principal amount and will mature on       , 2004. The
Notes will bear interest at the rate per annum shown on the front cover of this
Prospectus from       , 1994 or from the most recent Interest Payment Date to
which interest has been paid or provided for, payable semi-annually on       and
          of each year, commencing on           , 1994, to the Person in whose
name the Note (or any Predecessor Note) is registered at the close of business
on the preceding       or           , as the case may be. Principal of and
premium, if any, and interest on the Notes will be payable, and transfer of Notes will be registrable, at the office or agency of the Company in The Borough of Manhattan, The City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register.

     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitations Concerning Distributions By and Transfers to Subsidiaries. The Company may not, and may not permit any Subsidiary of the Company to, suffer to exist any encumbrance or restriction (other than pursuant to law or regulation) on the ability of any Subsidiary of the Company (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any other Subsidiary of the Company; (ii) to make loans or advances to the Company or any Subsidiary of the Company; or (iii) to transfer any of its property or assets to the Company or any other Subsidiary, except, in the case of any event described in clause (i), (ii) or (iii) above, any encumbrance or restriction (a) pursuant to any agreement in effect on the date of the Indenture (including the Texas Gas Guarantees), or (b) pursuant to an agreement relating to any Debt outstanding on the date such subsidiary becomes a Subsidiary of the Company and not Incurred in anticipation of becoming a Subsidiary, or (c) pursuant to an agreement effecting a renewal, extension, refinancing or refunding (or successive extensions, renewals, refinancings or refundings) of Debt Incurred pursuant to an agreement referred to in clause (a) or clause (b) above; provided, however, that the provisions contained in any such agreements be no less favorable to the holders of the Notes than those under such agreements existing, in the case of clause
(a) above, on the date of the Indenture or, in the case of clause (b) above, on the date such subsidiary becomes a Subsidiary of the Company, in each case as determined in good faith by the Board of Directors and evidenced by a Board Resolution filed with the Trustee.

     The Company may not make any loan, advance, capital contribution to or investment in, or transfer any of its property or assets to, any Wholly owned Subsidiary except (i) in the ordinary course of business and consistent with the past practices of the Company and its Subsidiaries or (ii) for fair value if the Company delivers an Officers' Certificate to the Trustee stating that such transfer will not be adverse to the Holders of the Notes, and in case of (ii) as determined by the Board of Directors and evidenced by a Board Resolution filed with the Trustee.

     Limitation on Liens. The Company may not, and may not permit any Subsidiary of the Company to, Incur any Lien on property or assets of the Company or such Subsidiary to secure Debt without making, or causing such Subsidiary to make, effective provision for securing the Notes (and, if the Company may so determine, any other Debt of the Company or of such Subsidiary which is not subordinate to the Notes) equally and ratably with such Debt as to such property for so long as such Debt will be so secured or in the event such Debt is Debt of the Company which is subordinate in right of payment to the Notes, prior to such Debt as to such property for so long as such Debt will be so secured.

     The foregoing restrictions will not apply to Liens existing on the date of the Indenture or to: (i) any Liens (A) which secure all or part of the purchase, acquisition or construction price or cost of any property or improvements to property (or secure a loan made to enable the Company or any Subsidiary to acquire or construct the property described in creating such Lien) or (B) upon any property acquired or constructed by the Company or a Subsidiary and created not later than 180 days after the later of (1) such acquisition or completion of such construction and (2) commencement of full operation of such property, or
(C) existing on any property at the time of the acquisition thereof whether or not assumed by the Company or any Subsidiary; provided that in all such cases such Lien will extend to the property so acquired or constructed, fixed improvements thereon, replacements, products and proceeds thereof, the income and profits therefrom and, in the case of construction, the real property on which such property is located; (ii) Liens securing only the Notes; (iii) Liens in favor of the Company or a Wholly owned Subsidiary of the Company; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company and not created in anticipation of becoming a Subsidiary; (v) Liens on property existing at the time of acquisition thereof; (vi) Liens on property of the Company or any of the Subsidiaries in favor of the United States of America or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute; (vii) Liens for taxes or assessments or other governmental charges or levies; (viii) Liens to secure obligations under workmen's compensation laws or similar legislation, including Liens with respect to judgments which are not currently dischargeable; (ix) Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; (x) Liens to secure industrial revenue or development or pollution control bonds; (xi) any Liens securing Debt owing by a Subsidiary of the Company to one or more Wholly owned Subsidiaries of the Company (but only if such Debt is held by such Wholly owned Subsidiaries); (xii) Liens on inventory and receivables incurred in the ordinary course of business to secure Debt incurred for working capital purposes, including the sale of receivables on a limited or non-recourse basis; and (xiii) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part of any Debt secured by Liens referred to in the foregoing clauses (i) to (xii) so long as such Lien does not extend to any other property and the Debt so secured is not increased.

     In addition to the foregoing, the Company and its Subsidiaries may Incur a Lien to secure Debt or enter into a Sale and Leaseback Transaction, without equally and ratably securing the Notes, if the sum of (i) the amount of Debt secured by a Lien entered into after the date of the Indenture and otherwise prohibited by the Indenture and (ii) the Attributable Value of all Sale and Leaseback Transactions or Capitalized Lease Obligations in respect thereof entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of Consolidated Net Tangible Assets.

     Limitation on Sale and Leaseback Transactions. The Company may not, and may not permit any Subsidiary of the Company to, enter into any Sale and Leaseback Transaction (except for a period not exceeding 12 months) unless: (1) the Company or such Subsidiary would be entitled to incur a Lien to secure Debt or enter into a Sale and Leaseback Transaction by reason of the provisions described in the third paragraph under the "Limitation on Liens" covenant without equally and ratably securing the Notes; or (2) the Company or such Subsidiary applies or commits to apply within 60 days an amount equal to the Net Available Proceeds of the sale pursuant to the Sale and Leaseback Transaction to
(a) the repayment of Company Debt which is pari passu with the Notes or, if no such Debt is outstanding or repayable, in lieu thereof, other Company or Subsidiary Debt or (b) the investment by the Company in Pipeline Assets.

     Limitation on Transactions with Affiliates and Related Persons. The Company may not, and may not permit any Subsidiary of the Company to, directly or indirectly, enter into any transaction after the date of the Indenture with any Affiliate or Related Person (other than the Company or a wholly owned Subsidiary of the Company) except for transactions in the ordinary course of business of the Company which involve a dollar amount which is less than 5% of the consolidated revenues of the Company and its Subsidiaries for the prior fiscal year, unless the Board of Directors determines in its good faith judgment and evidenced by a Board Resolution describing such transaction and filed with the Trustee that: (1) such transaction is in the best interest of the Company or such Subsidiary and (2) such transaction is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in an arm's length transaction; provided, however, that the foregoing limitation shall not apply to the cash management program, tax sharing agreements, management service agreements, gas marketing agreements, agency agreements or other arrangements or agreements among Transco and its Subsidiaries in effect on the date hereof, or any successor arrangements on comparable terms.

PROVISION OF FINANCIAL INFORMATION

     So long as the Notes are Outstanding, whether or not the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the 1934 Act, the Company will file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) if the Company were so required. The Company will also provide to all Holders and file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the 1934 Act if the Company were subject to the reporting requirements of such Sections and if filing such documents by the Company with the Commission is not permitted under the 1934 Act, and promptly upon written request supply copies of such documents to any prospective Holder.

DEFEASANCE

     The Company may (A) if applicable, be discharged from any and all obligations in respect of the Outstanding Notes (except for certain obligations to issue temporary Notes and exchange them for definitive Notes, register the transfer or exchange of Notes, replace mutilated, destroyed, lost and stolen Notes, maintain paying agencies and hold moneys for payment in trust), or (B) if applicable, omit to comply with restrictive covenants, and such omission will not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B), upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants above shall remain in full force and effect. Such trust may only be established if, among other things, (i) the Company has delivered to the Trustee (a) an Opinion of Counsel to the effect, among other things, that the deposit and related defeasance would not cause the Holders of the Notes to recognize gain or loss for Federal income tax purposes (and, in the case of defeasance of the type described in clause (A) above, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws after the date of the Indenture); and (b) an Officers' Certificate to the effect that the Notes, if then listed on any securities exchange, will not be delisted as a result of such deposit; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing (a) on the date of such deposit or (b) insofar as certain events of bankruptcy, insolvency or reorganization are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); (iii) such defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company as defined in the Investment Company Act of 1940, as amended, or such trust will be qualified under such act or exempt from regulation thereunder; and
(iv) certain other conditions are satisfied.

MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS

     The Company may not and may not permit any Subsidiary of the Company created after the date of the Indenture to: (i) consolidate with or merge into any other Person (other than the Company or a Wholly owned Subsidiary of the Company) or permit any other Person to consolidate with or merge into the Company or any Subsidiary of the Company; (ii) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety; (iii) directly or indirectly, acquire Capital Stock or other ownership interests of any other Person such that such Person becomes a Subsidiary of the Company; or (iv) directly or indirectly, purchase, lease or otherwise acquire (x) all or substantially all of the properties and assets or (y) any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person as an entity unless, in the case of any of the events described in clause (i), (ii),
(iii) or (iv) above: (1) immediately before and after giving effect to such transaction and treating any Debt Incurred by the Company or a Subsidiary of the Company, as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (2) in a transaction in which the Company does not survive or in which the Company transfers, conveys, sells, leases or otherwise disposes of all or substantially all of its properties and assets as an entirety, the successor entity to the Company is a corporation, partnership or trust and organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia which expressly assumes, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (3) immediately after giving effect to any such transaction of the type described in clauses (i) and (ii) above, the Consolidated Net Worth of the Company or the successor entity to the Company is equal to or greater than that of the Company immediately prior to the transaction; (4) if, as a result of any such transaction, property or assets of the Company or any Subsidiary of the Company would become subject to a lien prohibited by the "Limitation on Liens" covenant, the Company or the successor entity to the Company will have secured the Notes as required by such covenant; and (5) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel as specified in the Indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay any interest on any Note when due, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note when due; (c) failure to perform or comply with the provisions described under "Mergers, Consolidations and Certain Sales and Purchases of Assets"; (d) failure to perform any other covenant or warranty of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture; (e) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company or any Subsidiary of the Company if the aggregate amount of all such indebtedness shall exceed $5 million, and if such indebtedness is not discharged, or such acceleration is not annulled, within 30 days after written notice to the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes as provided in the Indenture; (f) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Subsidiaries in an aggregate amount in excess of $5 million which remains unstayed, undischarged or unbonded for a period of 60 consecutive days thereafter; and (g) certain events of bankruptcy, insolvency or reorganization affecting the Company. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority of principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default (other than an Event of Default of the type described in clause (g) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes, and if an Event of Default of the type described in clause (g) above shall occur, the principal of and any accrued interest on the Notes then Outstanding shall become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration of all Events of Default, other than an Event of Default in respect of the nonpayment of accelerated principal, if such Events of Default have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver".

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective stated maturities expressed in such Note.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, (b) change the place or currency of payment of principal of (or premium, if any) or interest on, any Note, (c) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (d) reduce the above-stated percentage of aggregate principal amount of Outstanding Notes necessary to modify or amend the Indenture, (e) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (f) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified.

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal (or premium, if any) or interest or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

CERTAIN DEFINITIONS

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such person in accordance with generally accepted accounting principles.

     "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The Borough of Manhattan, The City of New York, New York, are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.

     "Consolidated Net Tangible Assets" of any Person means the sum of the Tangible Assets of such Person and its Consolidated Subsidiaries after eliminating inter-company items, all determined in accordance with generally accepted accounting principles, including appropriate deductions for any minority interest in Tangible Assets of such Consolidated Subsidiaries.

     "Consolidated Net Worth" of any Person means the consolidated stockholders' equity of such Person and its Consolidated Subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles, less amounts attributable to Redeemable Stock of such person.

     "Consolidated Subsidiaries" of any person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes, guarantees or other similar instruments, including obligations incurred in connection with acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business (x) which are not overdue by more than 90 days or (y) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a proper reserve or other appropriate provision, if any, as shall be required in accordance with generally accepted accounting principles, shall have been made), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) every payment obligation of such Person under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, (viii) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party and (ix) every obligation of the type referred to in clauses (i) through (viii) of another person and all dividends of another person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as Obligor, Guarantor or otherwise.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or the obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit agreement, security interest, lien, charge, easement (other than any easement not materially and adversely affecting the Company's financial position, results of operations, business or prospects), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any Sale and Leaseback Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquisition of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale and Leaseback Transaction, (ii) all payments made by such Person or its Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Sale and Leaseback Transaction or by applicable law be repaid out of the proceeds from such Sale and Leaseback Transaction, and (iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Sale and Leaseback Transaction.

     "Opinion of Counsel" means a written opinion of counsel, who may counsel for the Company, and who shall be acceptable to the Trustee.

     "pari passu", when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right or payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Pipeline Assets" means all assets used or useful in the gas pipeline business of the Company or its Subsidiaries.

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the Notes.

     "Related Person" of any Person means, without limitation, any other Person owning 5% or more of the outstanding Common Stock of such Person or 5% or more of the Voting Stock of such Person.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person after the acquisition or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Tangible Assets" of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, noncompete agreements or organizational expenses and other like intangibles,
(ii) unamortized Debt discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted by such Person.

     "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal or interest on any such U.S. Government Obligation held by such custodian if such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only as long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly owned Subsidiaries of such Person or by such Person and one or more wholly owned Subsidiaries of such Person.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citicorp Securities, Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                           PRINCIPAL
                                  UNDERWRITER                               AMOUNT
        ---------------------------------------------------------------  ------------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated......................................
        Citicorp Securities, Inc.......................................
                                                                         ------------
                     Total.............................................  $150,000,000
                                                                         ------------
                                                                         ------------

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a discount of not in
excess of      % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that following the completion of the initial offering of the Notes, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are not obligated to do so, and market making activity with respect to the Notes may be discontinued at any time without notice. There can be no assurance as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active trading market does not develop, the market price and liquidity of the Notes may be adversely affected.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Underwriters have from time to time provided and may in the future provide investment banking services to Transco, and have received and may in the future receive customary fees for such services. Citibank, N.A., an affiliate of Citicorp Securities, Inc., is the agent bank and a lender to Transco pursuant to the Amended Transco Bank Credit Facility. Citicorp Securities, Inc. and affiliates have also provided and may in the future provide financial advisory and commercial banking services to Transco.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Company by David E. Varner, Esq., Secretary of the Company and Senior Vice President, General Counsel and Secretary of Transco. At March 14, 1994, Mr. Varner owned 25,756 shares of Transco common stock (including stock held in certain Transco benefit plans) and had options to acquire 48,650 shares of Transco common stock. The legality of the Notes will be passed upon for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022.

                                    EXPERTS

     The financial statements and financial statement schedules included in the Texas Gas 1993 Form 10-K incorporated by reference in this Prospectus have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    ANNEX A

                       TEXAS GAS TRANSMISSION CORPORATION

                        1993 ANNUAL REPORT ON FORM 10-K

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
     For the fiscal year ended December 31, 1993

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from to                  to

     Commission file number 1-4169

                       TEXAS GAS TRANSMISSION CORPORATION
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
                        (State of other jurisdiction of
                         incorporation or organization)

                   3800 FREDERICA STREET, OWENSBORO, KENTUCKY
                    (Address of principal executive offices)

                                   61-0405152
                                (I.R.S. Employer
                              Identification No.)

                                     42301
                                   (Zip Code)

     Registrant's telephone number, including area code:   (502) 926-8686

     Securities registered pursuant to Section 12(b) of the Act:  None

     Securities registered pursuant to Section 12(g) of the Act:  None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X   No

     State the aggregate market value of the voting stock held by nonaffiliates of the registrant. The aggregate market value shall be computed by reference to the price at which stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. None

     Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 1,000 shares as of February 28, 1994

     REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION J(1)(A) AND (B) OF FORM 10-K AND IS THEREFORE FILING THIS FORM WITH THE REDUCED DISCLOSURE FORMAT.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                 1993 FORM 10-K

                       TEXAS GAS TRANSMISSION CORPORATION

ITEM
NO.                                                                                      PAGE
- ----                                                                                     ----
                                          PART I

 1.    Business........................................................................   A-4
 2.    Properties......................................................................  A-12
 3.    Legal Proceedings...............................................................  A-12

                                          PART II

 5.    Market for Registrant's Common Equity and Related Stockholder Matters...........  A-12
 7.    Management's Discussion and Analysis of Financial Condition and Results of
         Operations....................................................................  A-12
 8.    Financial Statements and Supplementary Data.....................................  A-20
 9.    Disagreements on Accounting and Financial Disclosure............................  A-40

                                          PART IV

14.    Exhibits, Financial Statement Schedules and Reports on Form 8-K.................  A-41

                                     PART I

ITEM 1. BUSINESS.

                                    GENERAL

     Texas Gas Transmission Corporation (the Company) is a wholly owned subsidiary of Transco Gas Company, which is wholly owned by Transco Energy Company (Transco). As used herein, the term Transco refers to Transco Energy Company together with its wholly owned subsidiary companies unless the context otherwise requires.

     The Company is a major interstate natural gas pipeline company primarily engaged in the transportation of natural gas. The Company owns and operates an extensive pipeline system originating in major gas supply areas in the Louisiana Gulf Coast area and in East Texas and running generally north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. The Company's system currently consists of approximately 6,050 miles of transmission lines. In conjunction with its pipeline facilities, the Company owns and operates ten underground storage reservoirs having a total capacity of 176.7 Bcf* and a working capacity of 86.5 Bcf.

     The Company's direct market area encompasses eight states in the South and Midwest, and includes the Memphis, Tennessee; Louisville, Kentucky; Cincinnati and Dayton, Ohio; and Indianapolis, Indiana metropolitan areas. The Company also has indirect market access to Northeast markets through interconnections with Columbia Gas Transmission Corporation (Columbia), CNG Transmission Corporation
(CNG) and Texas Eastern Transmission Corporation (Texas Eastern). A large portion of the gas delivered by the Company to its market area is used for space heating, resulting in substantially higher daily requirements during winter months than summer months.

                            TRANSPORTATION AND SALES

     Traditionally, interstate pipelines, including the Company, served primarily as merchants of natural gas, purchasing gas under long-term contracts with numerous producers in the production area and reselling gas to local utilities in the market area under long-term sales agreements. Such merchant service was known as bundled service.

     Regulatory policies under the Natural Gas Act of 1938 (NGA), relating to both pipeline rates and conditions of service, stressed security of gas supplies and service, and the recovery by pipelines of their prudently incurred costs of providing that service.

     However, commencing in 1984, the Federal Energy Regulatory Commission
(FERC) issued a series of orders which have resulted in a major restructuring of the natural gas pipeline industry and its business practices. With FERC Order 380, issued in 1984, the FERC freed pipeline customers from their contractual obligations to purchase certain minimum levels of gas from their pipeline suppliers. With implementation of "open access" transportation rules contained in FERC Orders 436 and 500, the FERC afforded pipeline customers the opportunity to purchase gas from third parties with pipelines transporting this supply to the customers' markets. These FERC rules, coupled with a nationwide excess of deliverable natural gas, have resulted in increased competition for markets and decreases in natural gas prices.

     Faced with these changing conditions and declining sales, the Company altered the manner in which it had traditionally conducted its business. In September 1984, the Company began transporting gas for industrial end-users served by its direct-served local distribution customers. As excess natural gas became available and prices declined, transportation of customer-owned gas increased. In September 1988, the

- ---------------

* As used in this report, the term "Mcf" means thousand cubic feet, the term "MMcf" means million cubic feet, the term "Bcf" means billion cubic feet and the term "Tcf" means trillion cubic feet. Unless otherwise stated in this report, gas volumes are stated at a pressure base of 14.73 pounds per square inch and at 60 degrees Fahrenheit.

Company accepted a certificate and became a permanent open access pipeline system under FERC Orders 436 and 500.

     On April 8, 1992, the FERC issued Order 636 which brought about fundamental changes in the way natural gas pipelines conduct their businesses. The FERC's stated purpose of FERC Order 636 was to improve the competitive structure of the natural gas pipeline industry by, among other things, unbundling a pipeline's merchant role from its transportation services; ensuring "equality" of transportation services; ensuring that shippers and customers have equal access to all sources of gas; providing "no-notice" firm transportation services that are equal in quality to bundled sales service; and changing rate design methodology from Modified Fixed Variable (MFV) to Straight Fixed Variable (SFV), unless the pipeline and its customers agree to a different form.

     FERC Order 636 also set forth methods for recovery by pipelines of costs associated with compliance under FERC Order 636 (transition costs), including unrecovered gas costs, gas supply realignment (GSR) costs, the cost of stranded pipeline investment and the costs of new facilities required.

     On August 3, 1992, the FERC issued Order 636-A which modified the original order to include one-part volumetric rates for small customers; the option of unbundled gas sales to small customers at a cost-based rate for a one-year period after the effective date of restructuring; a capacity release program; recovery of certain transition costs through interruptible transportation (IT) rates; and its use of either SFV methodology or other ratemaking techniques to design rates which result in equitable treatment of customers with varying load factors.

     On November 27, 1992, the FERC issued Order 636-B which reaffirmed several significant requirements of FERC Order 636-A. FERC Order 636-B marked the end of the restructuring rulemaking. The FERC has stated that it will not accept further rehearing petitions. FERC Orders 636, 636-A and 636-B are presently subject to court appeals.

     FERC Order 636 was implemented on the Company's system on November 1, 1993. As a result of FERC Order 636, the Company's gas sales have been fundamentally restructured. Prior to implementation of FERC Order 636, the Company had maximum peak-day sales delivery obligations in excess of 1.7 Bcf per day under individually certificated bundled sales contracts with more than 90 customers. Effective November 1, 1993, all of these bundled sales services ceased and were abandoned pursuant to FERC Order 636. Also as a result of FERC Order 636, the Company entered into a limited number of new unbundled sales contracts under the blanket certificate issued to it pursuant to that order. In compliance with another FERC decision, FERC Order 497, the sales under this unbundled merchant function are separately administered by Transco Gas Marketing Company (TGMC), an affiliate of the Company. TGMC has been appointed the Company's exclusive agent for the purpose of administering all existing and future sales and purchases for the Company after implementation of FERC Order 636, except for the auction transactions discussed below. Through its agent, TGMC, the Company currently sells gas to fewer than ten customers with a total deliverability obligation of substantially less than 0.2 Bcf per day.

     The only remaining sales administered by the Company are volumes purchased from a limited number of non-market-responsive gas purchase contracts which are auctioned each month to the highest bidder. The Company may file to recover the price differential, between the cost to buy the gas under these gas purchase contracts and the price realized from the resale of the gas at the auction, as a GSR cost pursuant to FERC Order 636.

     The following table sets forth the Company's total system deliveries, which exclude unbundled sales, and the mix of sales and transportation volumes for the periods shown:

                                                             YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------
              SYSTEMS DELIVERIES (BCF):               1993            1992            1991
    ---------------------------------------------  -----------     -----------     -----------
    Sales........................................   51.5     7%     80.4    11%     89.9    13%
    Long-haul transportation.....................  519.6    67     402.2    55     382.1    55
                                                   -----   ---     -----   ---     -----   ---
      Total mainline deliveries..................  571.1    74     482.6    66     472.0    68
    Short-haul transportation....................  204.0    26     244.2    34     225.6    32
                                                   -----   ---     -----   ---     -----   ---
              Total system deliveries............  775.1   100%    726.8   100%    697.6   100%
                                                   -----   ---     -----   ---     -----   ---
                                                   -----   ---     -----   ---     -----   ---

     The Company's facilities are divided into five rate zones. Receipts and deliveries are made in four zones to serve sales and long-haul transportation markets. Receipts and deliveries in the remaining zone are made to serve sales and short-haul transportation markets in southern Louisiana.

     The decline in gas sales in 1993 primarily was attributable to the Company's implementation of FERC Order 636. The increase in transportation volumes resulted primarily from the Company's implementation of additional firm service for Transcontinental Gas Pipe Line Corporation (TGPL), an affiliate of the Company, implementation of FERC Order 636 and colder weather during the winter months of 1993 than the winter months of 1992. The revenues associated with short-haul transportation volumes are not material to the Company.

     The following table sets forth the names of the Company's five largest customers, along with the related sales and long-haul transportation volumes for the periods shown (expressed in Bcf).

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                         ----------------------
                                                                         1993     1992     1991
                                                                         ----     ----     ----
Indiana Gas Company, Inc.
  Sales................................................................   8.6     13.4     19.6
  Long-haul transportation.............................................  21.9     19.1     16.3
Louisville Gas and Electric Company
  Sales................................................................   5.3     15.3     11.9
  Long-haul transportation.............................................  43.2     33.4     36.5
Memphis Light, Gas and Water Division
  Sales................................................................   7.5      7.9     12.2
  Long-haul transportation.............................................  18.4     12.5     11.4
Transcontinental Gas Pipe Line Corporation
  Long-haul transportation.............................................  52.5     26.8      2.3
Western Kentucky Gas Company
  Sales................................................................   8.7     12.3     12.9
  Long-haul transportation.............................................  21.1     16.0     20.6

                                   GAS SUPPLY

     During 1993, as part of the Company's restructuring under FERC Order 636, the Company has engaged in negotiations with suppliers which have resulted in the successful termination of approximately 90% of the deliverability under its non-market-responsive gas purchase contracts. Pursuant to FERC Order 636, the Company is entitled to file for recovery of up to 100% of its prudently incurred costs of terminating these contracts as GSR costs.

     The Company's remaining gas purchase commitments at the end of 1993 consist of both market-responsive and non-market-responsive contracts. Pursuant to FERC Order 636, gas purchased from the Company's non-market-responsive contracts is being resold at a monthly auction. The Company continues to pay to the supplier the actual contract price and is entitled to file for full recovery of the difference between said contract price and the amount received for sales at auction as GSR costs under FERC Order 636. The Company's market-responsive contracts are being separately managed by its marketing affiliate, TGMC. As a result of the foregoing, it is no longer material to the Company's business to have proved gas reserves committed to the Company.

                                   REGULATION

INTERSTATE GAS PIPELINE OPERATIONS

     The Company is subject to regulation by the FERC as a "natural gas company" under the NGA. The NGA grants to the FERC authority over the construction and operation of pipeline and related facilities utilized in the transportation and sale of natural gas in interstate commerce, including the extension, enlargement and abandonment of such facilities. The FERC requires the filing of appropriate applications by natural gas companies showing that the extension, enlargement or abandonment of any facilities, as the case may be, is or will be required by a certificate of public convenience and necessity. The Company holds certificates of public convenience and necessity issued by the FERC authorizing it to construct and operate all pipelines, facilities and properties now in operation for which certificates are required, except for certain facilities that are not material or with respect to which the FERC has issued temporary certificates.

     The NGA also grants to the FERC authority to regulate rates, charges and terms of service for natural gas transported in interstate commerce or sold by a natural gas company in interstate commerce for resale, and to regulate curtailments of sales to customers. The FERC has authorized the Company to charge natural gas sales rates that are market-based. As necessary, the Company files with the FERC changes in its transportation and storage rates and charges designed to allow it to recover fully its costs of providing service to its interstate system customers, including a reasonable rate of return. Regulation of gas curtailment priorities and the importation of gas are, under the Department of Energy Reorganization Act of 1977, vested in the Secretary of Energy.

     The Company is also subject to regulation by the Department of Transportation under the Natural Gas Pipeline Safety Act of 1968 with respect to safety requirements in the design, construction, operation and maintenance of its interstate gas transmission facilities.

REGULATORY MATTERS

     Pursuant to FERC Order 500, certain other pipelines, from which the Company made gas purchases (upstream pipelines), had received approval from the FERC to bill customers for their producer settlement costs. The Company had, in turn, received FERC approval to flow these costs through to its customers under the FERC Order 500 purchase deficiency-based direct bill methodology. Following the issuance of FERC Order 528, which replaced the purchase deficiency-based recovery methodology, the Company, in 1991, made a series of filings which reallocated these costs among customers pursuant to the provisions of FERC Order
528. Pursuant to these filings, the Company proposed to ultimately flow through to its customers approximately $64.3 million of costs billed from upstream pipelines. The FERC has issued orders accepting these filings subject to the ultimate outcome of the underlying filings of the upstream pipelines and future settlement by the Company. Although the total billings to the Company are unresolved and the Company may be required to refund certain amounts previously collected, the Company believes that it will be entitled to ultimately collect all amounts that are billed by the upstream pipelines.

     On September 2, 1993, the Company filed to recover 75% of $3.4 million of its producer settlement costs under FERC Order 528 which have resulted from reimbursements to producers for certain royalty payments. A FERC order, accepting the filing subject to refund and certain conditions, was issued on October 1, 1993, allowing for recovery of $0.9 million through direct bill and $1.7 million through a volumetric surcharge, both to be collected over a 12-month period which began October 3, 1993.

FERC ORDER 94-A

     In 1983, the FERC issued FERC Order 94-A, which permitted producers to collect certain production-related gas costs from pipelines on a retroactive basis. The FERC subsequently issued orders allowing pipelines, including the Company, to bill their customers for such production-related costs through fixed monthly charges based on a customer's historical purchases. In February 1990, the D.C. Circuit Court overturned the FERC's authorization for pipelines to bill production-related costs to customers based on gas purchased in prior periods and remanded the matter to the FERC to determine an appropriate recovery mechanism.

     On April 28, 1992, the Company filed a settlement with the FERC providing for a reallocation of the FERC Order 94-A payments previously collected from customers. The settlement provided for net refunds of $8.1 million to certain customers and direct bill recovery of $2.7 million from other customers. The remaining $5.4 million would be recovered through the PGA mechanism. On February 11, 1993, the FERC issued an order approving the settlement. Certain parties filed for rehearing of the settlement. On January 12, 1994, the FERC issued its "Order Granting Rehearing" which found that the FERC had committed a legal error in allowing the previously mentioned direct bill of FERC Order 94-A costs. The effect of this order as issued would be to require the Company to make refunds to certain customers of $13.5 million, recover $2.7 million through direct billing of other customers, recover $5.4 million as part of the direct billing of its unrecovered purchase gas costs and absorb the remaining $5.4 million. The Company believes it is entitled to full recovery of these FERC-ordered costs. The Company has filed for rehearing of this order and has received an extension staying the effectiveness of this order until 30 days after the FERC rules on rehearing. The Company believes that its reserve for regulatory and rate matters is adequate to provide for any costs which the Company may ultimately be required to absorb.

FERC ORDER 636

     The Company has restructured its business to implement the provisions of FERC Order 636. On October 1, 1993, the FERC issued its "Order on Compliance Filing and Granting, In Part, and Denying, In Part, Rehearing and Clarification," which essentially approved the major aspects of the Company's FERC Order 636 compliance plan. The Company filed revised tariff sheets and other changes pursuant to the October 1, 1993 order on October 18, 1993, which permitted implementation of FERC Order 636 restructured services on November 1, 1993. On December 16, 1993, the FERC issued another order which required minor tariff modifications. The Company submitted a filing in compliance with this order on January 7, 1994. This filing was accepted by an order issued on February 10, 1994. The Company's analysis of FERC Order 636 indicates that the Company's transition costs are not currently expected to exceed $90 million, primarily related to GSR contract termination costs, GSR pricing differential costs incurred pursuant to the auction transactions, as discussed below, and unrecovered purchased gas costs. As of December 31, 1993, the Company had recorded $38 million of GSR costs.

     FERC Order 636 provides that pipelines should be allowed the opportunity to recover all prudently incurred transition costs. Therefore, the Company expects that any transition costs incurred should be recovered from its customers, subject only to the costs and other risks associated with the difference between the time such costs are incurred and the time when those costs may be recovered from customers. On January 28, 1994, the Company submitted its first filing to recover $11.5 million of GSR costs pursuant to the transition cost recovery provisions of FERC Order 636 and the Company's FERC-approved Gas Tariff. This amount represents 90% of the total GSR costs paid through November 30, 1993, which are expected to be recovered over a 12-month period by application of a demand surcharge to its firm transportation rates. The remaining 10% is expected to be recovered from interruptible transportation service. The Company plans to make quarterly filings to allow recovery of its GSR costs as such costs are paid.

     As part of its implementation of FERC Order 636, the Company has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of the Company's "no-notice" transportation service, which allows customers to temporarily draw from the Company's storage gas to be repaid in-kind during the following summer season.

     Although no assurances can be given, the Company does not believe the implementation of FERC Order 636 will have a material adverse effect on its financial position or results of operations.

     For further discussion of regulatory matters, see Note C of Notes to Financial Statements contained in Item 8 hereof.

ENVIRONMENTAL MATTERS

     The Company is subject to extensive federal, state and local environmental laws and regulations which affect the Company's operations related to the construction and operation of its pipeline facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. The Company's use and disposal of hazardous materials are subject to the requirements of the federal Toxic Substances Control Act (TSCA), the federal Resource Conservation and Recovery Act (RCRA) and comparable state statutes. The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, for release of a "hazardous substance" into the environment. Because these laws and regulations change from time to time, practices which have been acceptable to the industry and to the regulators have to be changed and assessment and monitoring have to be undertaken to determine whether those practices have damaged the environment and whether remediation is required. Since 1989, the Company has had studies underway to test its facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation may be necessary. On the basis of the findings to date, the Company estimates that environmental assessment and remediation costs that will be incurred over the next five years under TSCA, RCRA, CERCLA and comparable state statutes will total approximately $7 million to $11 million. As of December 31, 1993, the Company had a reserve of approximately $7 million for these estimated costs. This estimate depends upon a number of assumptions concerning the scope of remediation that will be required at certain locations and the cost of remedial measures to be undertaken. The Company is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs.

     The Company has used lubricating oils containing polychlorinated biphenyls
(PCBs) and, although the use of such oils was discontinued in the 1970s, has discovered residual PCB contamination in equipment and soils at certain gas compressor station sites. The Company continues to work closely with the Environmental Protection Agency (EPA) and state regulatory authorities regarding PCB issues and has programs to assess and remediate such conditions where they exist, the costs of which are a significant portion of the $7 million to $11 million range discussed above. Proposed civil penalties have been assessed by the EPA against another major natural gas pipeline company for the alleged improper use and disposal of PCBs. Although similar penalties have not been asserted against the Company to date, no assurance can be given that the EPA may not seek such penalties in the future.

     The Company has either been named as a potentially responsible party (PRP) or received an information request regarding its potential involvement at four federal "Superfund" waste disposal sites and one state waste disposal site. Based on present volumetric estimates, the Company believes its estimated aggregate exposure for remediation of these sites is approximately $500,000. Liability under CERCLA (and applicable state law) can be joint and several with other PRPs. Although volumetric allocation is a factor in assessing liability, it is not necessarily determinative; thus the ultimate liability could be substantially greater than the amount estimated above. The anticipated remediation costs associated with these sites have been included in the $7 million to $11 million range discussed above. Although no assurances can be given, the Company does not believe that its PRP status will have a material adverse effect on its financial position or results of operations.

     The Company is currently recovering in its rates amounts approximately equal to its annual expenditures for these environmental matters. The Company considers these expenditures prudent operating and maintenance expenses incurred in the ordinary course of business and anticipates that these costs will continue to be recoverable through its rates.

     The Company is also subject to the Federal Clean Air Act and to the Federal Clean Air Act Amendments of 1990 (1990 Amendments), which added significantly to the existing requirements established by the Federal Clean Air Act. The 1990 Amendments required that the EPA issue new regulations, mainly related to mobile sources, air toxics, ozone non-attainment areas and acid rain. In addition, pursuant to the 1990 Amendments, the EPA has issued regulations under which states must implement new air pollution controls to achieve attainment of national ambient air quality standards in areas where they are not currently achieved. The Company has compressor stations in ozone non-attainment areas that could require additional air pollution reduction expenditures, depending on the requirements imposed. Additions to facilities for compliance with currently known Federal Clean Air Act standards and the 1990 Amendments are expected to cost in the range of $2 million to $3 million over the next five years and will be recorded as assets as the facilities are added. The Company considers costs associated with compliance with environmental laws to be prudent costs incurred in the ordinary course of business and, therefore, recoverable through its rates.

                                     RATES

GENERAL

     The Company's rates are established primarily through the FERC ratemaking process. Key determinants in the ratemaking process are (i) volume throughput assumptions, (ii) costs of providing service and (iii) allowed rate of return. The allowed rate of return is determined by the FERC in each rate case. Rate design and the allocation of costs between the demand and commodity rates also impact profitability.

RATE ISSUES

     In April 1990, the Company filed a general rate case (Docket No. RP90-104), which became effective in November 1990, subject to refund. A settlement agreement was filed on July 22, 1991, and approved by the FERC's "Order Granting Reconsideration," on October 21, 1992. Refunds, including interest, of $36.3 million were made to customers on January 19, 1993.

     On April 29, 1993, the Company filed a general rate case (Docket No. RP93-106) which, pursuant to the FERC's Suspension Order issued May 28, 1993, became effective on November 1, 1993, subject to refund. The new rate case was filed to satisfy the three-year filing requirements of the FERC's regulations, to recover increased operating costs, to provide a return on increased capital investment in pipeline facilities, to implement the SFV rate design methodology and to facilitate resolution of various rate-related issues in the Company's FERC Order 636 restructuring proceeding. The Company is currently engaged in settlement proceedings regarding this case. The Company has established a reserve, which it believes to be adequate, to reflect the difference between the rates currently being charged and the rates expected to ultimately be effective upon settlement of the case.

     During 1993, the Company made several filings under the provisions of its approved tariff and FERC Orders 483 and 483-A to reflect changes in its purchased gas costs. The Company also made filings to reflect changes in costs of transportation by others, pursuant to the Transport Cost Adjustment (TCA) tracker provisions of the approved tariff. Pursuant to that tariff, on December 30, 1993, the Company refunded $14.9 million of overcollected transportation costs. The Annual PGA filing for gas costs incurred through August 1992 (Docket No. TA93-1-18) was accepted by FERC Letter Order dated January 29, 1993, with no purchasing practice issues being raised.

     On November 1, 1993, the Company implemented the provisions of FERC Order 636 (see discussion on FERC Order 636). Pursuant to FERC Order 636, the Company terminated its PGA clause on that date. On January 31, 1994, the Company filed a limited Section 4(e) filing pursuant to its approved FERC Gas Tariff to direct bill the balance of its unrecovered purchase gas costs at October 31, 1993, to its former sales customers. This filing is necessary to recover $3.0 million of deferred gas costs applicable to the period September 1992 through October 1993. The Company has no outstanding deferred gas cost issues pending in any other proceeding.

                                  COMPETITION

     The Company and its primary market area competitors (ANR Pipeline Company, Panhandle Eastern Pipe Line Company, Trunkline Gas Company, Texas Eastern, Columbia, Tennessee Gas Pipeline Company and Midwestern Gas Transmission Company) implemented FERC Order 636 on their respective systems during the period May 1993 to November 1993. The Company and its major competitors all employ SFV rate design for firm transportation as mandated by FERC Order 636.

     Future utilization of the Company's pipeline capacity will depend on competition from other pipelines and alternative fuels, the general level of natural gas demand and weather conditions. Although some of the Company's major competitors implemented FERC Order 636 and SFV rates prior to the Company's implementation, the impact on the Company's throughput was minimal. The Company believes that under FERC Order 636, with SFV rates, its rate structure will remain competitive and surcharges for recovery of its total transition costs will not make its rates noncompetitive in its market as competitor pipelines are believed to have transition costs also to be recovered in their rates.

     The end-use markets of several of the Company's customers have the ability to switch to alternative fuels. To date, however, losses from fuel switching have not been significant.

                               PIPELINE PROJECTS

     The Company is involved in expanding its markets through the following projects:

LIBERTY PIPELINE COMPANY

     In 1992, Liberty Pipeline Company (Liberty Pipeline), a partnership of interstate pipelines and local distribution companies, filed for FERC approval to construct and operate a natural gas pipeline to provide up to 500 MMcf per day in firm transportation service to the greater New York City area. The partnership is comprised of subsidiaries of Transco, two other interstate pipelines and subsidiaries of three of Transco's customers in New York, collectively known as The New York Facilities Group.

     The pipeline is expected to cost approximately $162 million and is proposed to be in service by the 1995-1996 winter heating season, subject to timely FERC approval. Liberty Operating Company, a subsidiary of Transco, will construct and operate the pipeline for the partnership.

     The Company has filed two separate applications with the FERC requesting authority to expand its pipeline facilities to provide upstream transportation service in connection with the Liberty Pipeline project. One application requests authority to construct facilities at an estimated cost of $59.4 million to provide an incremental 100 MMcf per day of firm service for The New York Facilities Group and KIAC Partners, a cogeneration affiliate of The Brooklyn Union Gas Company. The Company plans, subject to FERC approval, to construct $16 million of facilities to implement 30.3 MMcf per day of this incremental firm service for the 1995-1996 winter heating season with the remaining $43.4 million of facilities being constructed during 1996 to provide the remaining 69.7 MMcf per day of incremental service for the 1996-1997 winter heating season. This volume of gas will ultimately be transported by TGPL for redelivery to Liberty Pipeline. The second application requests authority to expand the Company's facilities to provide an incremental 35 MMcf per day of firm service for The Power Authority of the State of New York at an estimated cost of $20.9 million. The Company plans, subject to FERC approval, to construct the $20.9 million of facilities during 1995 in order to implement the incremental firm transportation service for The Power Authority of New York in time for the 1995-1996 winter heating season.

WEST TENNESSEE PIPELINE EXPANSION

     In January 1994, the Company received approval from the FERC to expand its Jackson-Ripley pipeline system located in northwest Tennessee to provide 4.6 MMcf per day of additional firm deliveries to three West Tennessee customers and to construct additional pipeline looping providing system security on that part of the Company's system. Construction is anticipated to commence during the first quarter of 1994. Total cost for this system expansion is expected to be $3.2 million, which the Company anticipates it will incur during the first half of 1994.

                               EMPLOYEE RELATIONS

     The Company had 1,155 employees as of December 31, 1993. Certain of those employees were covered by a collective bargaining agreement. A favorable relationship existed between management and labor during the period.

     The International Chemical Workers Local 187 represents 199 of the Company's 494 field operating employees. The current collective bargaining agreement between the Company and Local 187 expires on April 30, 1995.

     The Company has a non-contributory pension plan and various other plans which provide regular active employees with group life, hospital and medical benefits as well as disability benefits and savings benefits. Officers and directors who are full-time employees may participate in these plans.

ITEM 2. PROPERTIES.

     See "Item 1. Business."

ITEM 3. LEGAL PROCEEDINGS.

     For a discussion of the Company's current legal proceedings, see Note D of Notes to Financial Statements contained in Item 8 hereof.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a) and (b) As of December 31, 1993, all of the outstanding shares of the Company's common stock are owned by Transco Gas Company, a wholly owned subsidiary of Transco. The Company's common stock is not publicly traded and there exists no market for such common stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        FINANCIAL ANALYSIS OF OPERATIONS

1993 COMPARED TO 1992

     As discussed in Note C of Notes to Financial Statements contained in Item 8 hereof, FERC Order 636 required pipelines to "unbundle" services; transportation and storage services must be offered separately from the sale of gas. As a result, effective November 1, 1993, the Company's remaining gas sales result primarily from requirements to meet its remaining gas purchase commitments. The Company's monthly gas purchases under non-market-responsive commitments are sold at auction with any underrecovery of such costs deferred as a regulatory asset for future recovery as a transition cost. All other gas purchase and sales commitments are being managed by the Company's marketing affiliate as agent for the Company. The Company's gas sales currently have no impact on its results of operations.

     As part of its implementation of FERC Order 636, the Company has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of the Company's "no-notice" transportation service, which allows customers to temporarily draw from the Company's storage gas to be repaid in-kind during the following summer season. As a result, the Company's gas stored underground has been reclassified as an other noncurrent asset.

     The Company's November 1, 1993 implementation of FERC Order 636 also included a change in its rate design method from MFV to SFV. Under the MFV method, all fixed costs, with the exception of equity return and income taxes, were included in the demand component of the charge to customers; the equity return and income tax components of cost of service were included as part of the volumetric charge to customers. Under the SFV method, all fixed costs, including equity return and income taxes, are included in the demand charge to customers. Accordingly, overall throughput has a less significant impact on the Company's operating income than under the MFV method.

     Effective November 1, 1993, the Company placed rates into effect, subject to refund, under a new general rate case (see discussion in Note C of Notes to Financial Statements contained in Item 8 hereof). Certain parties to the rate case proceedings are seeking to change the capital structure and reduce the Company's return on equity included in rates.

     The Company's earnings may be impacted by competition from other pipelines, its rate design structure, cost management, and, to a lesser extent, fluctuations in its throughput which may result from a number of factors, including weather. The Company believes that under FERC Order 636, with SFV rates and its anticipated transition cost recovery, its rate structure will remain competitive. However, the resolution of pending rate case issues discussed above could negatively impact the Company's results of operations under the pending rate case. Furthermore, while the use of SFV rate design limits the Company's opportunity to earn incremental revenues through increased throughput, it also minimizes the Company's risk associated with fluctuations in throughput.

  Operating and Net Income

     Operating income was $7 million higher for the year ended December 31, 1993 than for the year ended December 31, 1992. The increase in operating income was primarily due to higher gas transportation revenues, partially offset by lower net gas sales revenues and increased other operating costs and expenses. Each of these factors is discussed below.

     Excluding the Company's $4 million after-tax gain on the sale of its subsidiary in 1992, net income was $3 million higher than 1992 for the same reasons that resulted in higher operating income.

  Operating Revenues

     Operating revenues increased $2 million, primarily as a result of $48 million higher gas transportation revenues, partially offset by $45 million lower gas sales revenues. The increase in gas transportation revenues was primarily due to higher firm transportation demand revenues primarily as a result of the conversion of customer's firm sales service to firm transportation service due to the implementation of FERC Order 636 and higher long-haul transportation volumes. Gas sales revenues decreased primarily as a result of the conversion of customer's sales service and decreased commodity volumes.

  Operating Costs and Expenses

     Costs of gas sold decreased $22 million from the prior year. This decrease was primarily due to the implementation of FERC Order 636 and the resultant decrease in gas sales volumes.

     The Company's administrative and general expenses increased $16 million. The increase was primarily due to $6 million higher labor and employee benefits costs, a $5 million provision for uncollectible accounts, which includes $2 million in claims filed under customer bankruptcy proceedings, and $3 million in higher management services fees allocated from Transco.

  System Deliveries

     As shown in the table below, the Company's total mainline deliveries for the year ended December 31, 1993 increased 88.5 Bcf, or 18.3%, as compared to the year ended December 31, 1992, primarily as a result of increased throughput in connection with the Company's 1992 mainline expansion project, and, during the winter months of 1993, 13% colder weather on a degree-day basis in the Company's primary market area compared to the winter months of 1992. The revenues associated with short-haul transportation volumes are not material to the Company.

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                           ---------------
                          SYSTEM DELIVERIES (BCF):                         1993      1992
    ---------------------------------------------------------------------  -----     -----
    Sales................................................................   51.5      80.4
    Long-haul transportation.............................................  519.6     402.2
                                                                           -----     -----
              Total mainline deliveries..................................  571.1     482.6
    Short-haul transportation............................................  204.0     244.2
                                                                           -----     -----
              Total system deliveries....................................  775.1     726.8
                                                                           -----     -----
                                                                           -----     -----

     The Company's facilities are divided into five rate zones. Receipts and deliveries are made in four rate zones to service sales and long-haul transportation markets. Receipts and deliveries in the remaining zone are made to serve sales and short-haul transportation markets in southern Louisiana.

1992 COMPARED TO 1991

     The table below shows the net income of the Company for the years ended December 31, 1992 and 1991 and the effects of certain selected items that have impacted those results (expressed in millions):

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                           ---------------
                                                                           1992      1991
                                                                           -----     -----
    Net income before selected items.....................................  $36.5     $23.5
    Gain on sale of subsidiary...........................................    4.4        --
    Benefits of resolution of certain rate issues........................     --       2.5
    Provision for severance costs........................................     --      (3.9)
    Loss on proposed capital project.....................................     --      (0.7)
                                                                           -----     -----
              Net Income.................................................  $40.9     $21.4
                                                                           -----     -----
                                                                           -----     -----

  Operating and Net Income

     Excluding the pre-tax effects of the selected items shown in the table above, operating income was $25 million higher for the year ended December 31, 1992 than for the year ended December 31, 1991. The increase in operating income was primarily due to higher mainline revenues, net of cost of natural gas sold and transported ($17 million) primarily attributable to increased transportation revenues discussed below, and lower labor and related benefits costs as a result of the Company's early retirement program offered during the fourth quarter of 1991 ($9 million). Excluding the net income impact of the selected items shown in the table above net income was $13 million greater than 1991 for the same reasons that resulted in higher operating income, partially offset by lower interest income due to lower interest rates on advances to affiliates.

  Operating Revenues

     Excluding the pre-tax effects of the selected items shown in the table above, operating revenues decreased $4 million or 1%, primarily as a result of $40 million lower gas sales revenues, partly offset by $36 million higher gas transportation revenues. Gas sales decreased as a result of lower demand revenues, decreased sales volumes and lower average rates. The increase in gas transportation revenues was primarily due to higher firm transportation demand revenues, primarily attributable to customers switching from firm sales to firm transportation contracts and higher rate realization and increased long-haul transportation volumes.

  Operating Costs and Expenses

     Costs of gas sold and transportation of gas by others decreased $15 million from the prior year. This decrease was primarily the result of lower cost of gas sold due to lower gas sales volumes, partially offset by an increase in expense for transportation of gas by others.

     Excluding costs of gas sold and transportation of gas by others and the pre-tax effect of the selected items, the Company's operating expenses decreased $14 million. The decrease in other operating expenses was primarily due to lower labor and related benefits costs in 1992 as a result of the Company's early retirement program offered during the fourth quarter of 1991.

  System Deliveries

     As shown in the table below, the Company's total mainline deliveries for the year ended December 31, 1992 increased 10.6 Bcf, or 2%, as compared to the year ended December 31, 1991, primarily as a result of increased throughput in connection with the Company's 1992 mainline expansion project, tariff rate competitiveness relative to spot market prices, and discounting. Total system deliveries for the year ended December 31, 1992 were greater than those for 1991, mainly due to an increase in short-haul transportation. The revenues associated with these short-haul volumes were not significant.

                                                                             YEAR ENDED
                                                                            DECEMBER 31,
                                                                           ---------------
                          SYSTEM DELIVERIES (BCF):                         1992      1991
    ---------------------------------------------------------------------  -----     -----
    Sales................................................................   80.4      89.9
    Long-haul transportation.............................................  402.2     382.1
                                                                           -----     -----
              Total mainline deliveries..................................  482.6     472.0
    Short-haul transportation............................................  244.2     225.6
                                                                           -----     -----
              Total system deliveries....................................  726.8     697.6
                                                                           -----     -----
                                                                           -----     -----

     The Company's throughput is impacted by seasonal changes in weather, as well as competition from other gas pipelines. The weather in the Company's primary market area during the winter months of 1992 was 14% warmer than normal. During 1992, the Company continued to discount certain of its transportation rates in response to competitive pressures and/or to gain incremental markets for the purpose of increasing system throughput and associated revenues. The discounted rates were provided on both a generic and selective basis after analyzing the competitive and economic factors of each specific situation.

COMPETITION

     The Company and its primary market area competitors (ANR Pipeline Company, Panhandle Eastern Pipe Line Company, Trunkline Gas Company, Texas Eastern, Columbia, Tennessee Gas Pipeline Company and Midwestern Gas Transmission Company) implemented FERC Order 636 on their respective systems during the period May 1993 to November 1993. The Company and its major competitors all employ SFV rate design for firm transportation as mandated by FERC Order 636.

     Future utilization of the Company's pipeline capacity will depend on competition from other pipelines and alternative fuels, the general level of natural gas demand and weather conditions. Although some of the Company's major competitors implemented FERC Order 636 and SFV rates prior to the Company's implementation, the impact on the Company's throughput was minimal. The Company believes that under FERC Order 636, with SFV rates, its rate structure will remain competitive and surcharges for recovery of its total transition costs will not make its rates noncompetitive in its market as competitor pipelines are believed to have transition costs also to be recovered in their rates.

     The end-use markets of several of the Company's customers have the ability to switch to alternative fuels. To date, however, losses from fuel switching have not been significant.

                        CAPITAL RESOURCES AND LIQUIDITY

INTRODUCTION

     Through the years, the Company has consistently maintained its financial strength and experienced strong operational results. Since its 1989 acquisition by Transco, the Company has continued to enjoy financial and operational strength. As an indirect wholly owned subsidiary of Transco, the Company may be affected by the financial position and performance of Transco and its other subsidiaries. The Company does not currently anticipate that such relationship will have a material adverse effect on its financial position or results of operations.

     In October 1991, Transco's Board of Directors approved a comprehensive strategic and financial plan (Plan) designed to stabilize Transco's financial position, improve financial flexibility and restore earnings. Since the Plan's adoption, Transco has made significant progress in its implementation, including the sale of certain non-core and non-strategic businesses, reduction in capital expenditures, resolution of certain material litigation and improvement in its results of operations and financial flexibility.

     Transco remains committed to deleveraging its balance sheet, further eliminating or mitigating the potentially adverse impact from resolution of remaining litigation and contingencies and improving financial results.

FINANCING

     As a subsidiary of Transco, the Company engages in transactions with Transco and other Transco subsidiaries characteristic of group operations. The Company meets its working capital requirements by participation in the Transco consolidated cash management program, pursuant to which the Company, for investment purposes, both makes advances to and receives repayments of advances from Transco, and by accessing capital markets to fund its long-term debt maturities. As general corporate policy, the interest rate on intercompany demand notes is 1 1/2% below the prime rate of Citibank, N.A.

     At December 31, 1993, the Company had outstanding current and non-current advances to Transco of $66 million and $137 million, respectively. Those amounts that the Company anticipates Transco will repay in the next twelve months are classified as current assets, while the remainder are classified as non-current.

     The Company and Transco's other subsidiaries pay dividends, based on the level of their earnings and net cash flows, to provide funds to Transco for debt service and dividend payments.

     To meet the working capital requirements of Transco and its subsidiaries, Transco has in place a $450 million working capital line with a group of fifteen banks. The Company is guarantor of up to $180 million of this working capital line. At December 31, 1993, Transco had no outstanding borrowings under this facility.

     Transco also has in place a $50 million reimbursement facility, dated as of December 31, 1993, between Transco and a group of five banks. This facility provides Transco the opportunity to obtain standby letters of credit under certain circumstances from the banks. The Company is guarantor of up to $20 million of the obligations that arise under this facility. At December 31, 1993, Transco had no amounts outstanding under this facility.

     These credit facilities prohibit the Company from, among other things, incurring or guaranteeing any additional indebtedness (except for indebtedness incurred to refinance existing indebtedness), issuing preferred stock or advancing cash to affiliates other than Transco. Further, these credit facilities and Transco's indentures contain restrictive covenants which could limit Transco's ability to make additional borrowings and, therefore, under certain circumstances, its ability to repay advances or make capital contributions to the Company.

CASH FLOWS AND CAPITALIZATION

     Net cash inflows from operating activities for the year ended December 31, 1993 were approximately $38 million lower than for the year ended December 31, 1992, primarily as a result of the payment of the RP90-104 rate refunds in the amount of $36.3 million. Net cash inflows from operating activities for the year ended December 31, 1992 were approximately $14 million higher than for the year ended December 31, 1991, primarily as a result of an increase in payables due to higher gas volumes being purchased at higher prices on the spot market in the last quarter of 1992 than in the last quarter of 1991 and increased net income, partially offset by higher net gas storage injections.

     Net cash outflows from financing activities for the year ended December 31, 1993 were comparable to the year ended December 31, 1992. Net cash outflows from financing activities for the year ended December 31, 1992 were $15 million higher than the year ended December 31, 1991, primarily as a result of increased dividends paid to Transco and the net effect of the debt repayment and proceeds from the Company's 1992 debt issue.

     Net cash outflows from investing activities for the year ended December 31, 1993 were $35 million lower than the year ended December 31, 1992, mainly due to a decrease in cash advanced to Transco under Transco's cash management program, partially offset by the prior year proceeds from the sale of the Company's subsidiary. Net cash outflows from investing activities for the year ended December 31, 1992 were $3 million lower than the year ended December 31, 1991, mainly due to a decrease in capital additions, partially offset by an increase in cash advanced to Transco under Transco's cash management program and a decrease in recoveries of producer settlements. The decrease in capital additions was primarily due to lower expenditures for market expansion projects and maintenance of current facilities.

     The Company's 1993 capital expenditures of $33 million included $27 million for maintenance of existing facilities and $6 million for market and supply expansion projects.

     The Company's debt, less current maturities, as a percentage of total capitalization for the years ended December 31, 1993 and 1992 was 14% and 29%, respectively. The Company intends to issue long-term public debt in the second quarter of 1994 to refinance the maturities of its 10% debentures, which will restore the above ratio to 29%.

     In September 1993, the Company entered into a new program to sell monthly trade receivables, which replaced the Company's previous program. The new trade receivables program, which expires in September 1995, provides for the sale of up to $40 million of trade receivables without recourse. As of December 31, 1993, $34 million in trade receivables were held by the investor.

GAS SUPPLY REALIGNMENT COST RECOVERIES

     On January 28, 1994, the Company submitted its first filing to recover $11.5 million of GSR costs pursuant to the transition costs recovery provisions of FERC Order 636 and the Company's approved FERC Gas Tariff. This amount represents 90% of the total GSR costs paid through November 30, 1993, which are expected to be recovered over a 12-month period by application of a demand surcharge to its firm transportation rates. The remaining 10% is expected to be recovered from interruptible transportation service. The Company plans to make quarterly filings to allow recovery of its GSR costs as such costs are paid.

FUTURE CAPITAL EXPENDITURES

     The Company's budgeted capital expenditures for 1994 of $41 million include $36 million for maintenance of current facilities, $3 million for market expansion in connection with the West Tennessee pipeline expansion project, $1 million for market expansion in connection with the Liberty Pipeline expansion project and $1 million for other market expansion projects.

     If the Liberty Pipeline and The Power Authority of the State of New York projects are constructed, the Company expects to expand its pipeline facilities at a cost currently estimated to be $80 million, the majority of which, subject to FERC approval, will be spent in 1995 and 1996 (see "Business -- Pipeline Projects").

OTHER FUTURE CAPITAL REQUIREMENTS AND CONTINGENCIES

  FERC Order 636 Transition Costs

     As discussed in Note C of Notes to Financial Statements contained in Item 8 hereof, the Company's analysis of FERC Order 636 indicates that the Company's transition costs are not currently expected to exceed $90 million, primarily related to GSR contract termination costs, GSR pricing differential costs incurred pursuant to the auction process, as discussed below, and unrecovered purchased gas costs. FERC Order 636 provides that pipelines should be allowed the opportunity to recover all prudently incurred transition costs. Therefore, the Company expects that any transition costs incurred should be recovered from its customers, subject only to the costs and other risks associated with the difference between the time such costs are incurred and the time when those costs may be recovered from customers.

     Although no assurances can be given, the Company does not believe that transition costs will have a material adverse effect on its financial position or results of operations.

  Long-term Gas Purchase Contracts

     Gas purchased under the Company's remaining non-market responsive contracts is being resold at a monthly auction pursuant to FERC Order 636. The Company continues to pay to the supplier the actual contract price and is entitled to file for full recovery of the difference between said contract price and the amount received for sales at auction as GSR costs under FERC Order 636. As discussed in Note C of Notes to Financial Statements contained in Item 8 hereof, through December 31, 1993, the Company had paid or committed to pay a total of $38 million for GSR costs, primarily as a result of contract terminations. Pursuant to FERC Order 636, the Company is entitled to file to recover 100% of these costs as GSR costs.

     The Company does not believe that financial risks associated with its long-term gas purchase contracts are material to the Company's financial position or results of operations.

  Rate Matters

     As discussed in Note C of Notes to Financial Statements contained in Item 8 hereof, the Company has a pending rate case that may require refunds, including interest, during 1994. The Company has established a reserve for various regulatory and rate issues which it believes is adequate to provide for the refunds that will ultimately be required.

  FERC Order 94-A

     As discussed in Note C of Notes to Financial Statements contained in Item 8 hereof, the FERC has issued an order that would require the Company to make refunds to certain customers of $13 million, recover $3 million through direct billing of other customers, recover $5 million as part of the direct billing of its unrecovered purchase gas costs and absorb the remaining $5 million. The Company believes it is entitled to full recovery of these FERC-ordered costs. The Company has filed for rehearing of this order and has received an extension staying the effectiveness of this order until 30 days after the FERC rules on rehearing. The Company believes that its reserve for regulatory and rate matters is adequate to provide for any costs the Company may ultimately be required to absorb.

  Environmental Matters

     The Company is subject to extensive federal, state and local environmental laws and regulations which affect the Company's operations related to the construction and operation of its pipeline facilities. See Note C of Notes to Financial Statements contained in Item 8 hereof for further discussion.

  FERC Orders 500 and 528

     See Note C of Notes to Financial Statements contained in Item 8 hereof for a description of the status of the Company's filings pursuant to FERC Order 528.

  Royalty Claims

     As discussed in Note D of Notes to Financial Statements contained in Item 8 hereof, the Company has been named as defendant in two lawsuits involving claims by royalty owners for additional royalties. Although no assurances can be given, the Company believes that the final resolution of its royalty claims and litigation will not have a material adverse effect on its financial position or results of operations.

CONCLUSION

     Although no assurances can be given, the Company currently believes that the aggregate of cash flows from operating activities, supplemented by refinancing of maturing debt and, if necessary, by repayments of funds advanced to Transco, will provide the Company with sufficient liquidity to meet its capital requirements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Texas Gas Transmission Corporation:

     We have audited the accompanying balance sheets of Texas Gas Transmission Corporation (a Delaware corporation and an indirect wholly owned subsidiary of Transco Energy Company) as of December 31, 1993 and 1992, and the related statements of income, retained earnings and paid-in capital and cash flows for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Gas Transmission Corporation as of December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedules listed in the index to Part IV, Item 14(a)2 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These financial statement schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN & CO.

Houston, Texas
February 18, 1994

               MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

     The financial statements have been prepared by the management of Texas Gas Transmission Corporation (the Company) in conformity with generally accepted accounting principles. Management is responsible for the fairness and reliability of the financial statements and other financial data included in this report. In the preparation of the financial statements, it is necessary to make informed estimates and judgments of the effects of certain events and transactions based on currently available information.

     The Company maintains accounting and other controls that management believes provide reasonable assurance that financial records are reliable, assets are safeguarded and that transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed benefits derived.

     The Company's independent auditors, Arthur Andersen & Co., are engaged to audit the financial statements and to express an opinion thereon. Their audit is conducted in accordance with generally accepted auditing standards to enable them to report that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles.

     The Audit Committee of the Board of Directors of Transco Energy Company (Transco), composed of three directors who are not employees of Transco, meets regularly with the independent auditors and management. The independent auditors have full and free access to the Audit Committee and meet with them, with and without management being present, to discuss the results of their audits and the quality of financial reporting.

                       TEXAS GAS TRANSMISSION CORPORATION

                                 BALANCE SHEETS
                             (THOUSANDS OF DOLLARS)


                                                                              DECEMBER 31,    DECEMBER 31,
                                                                                  1993            1992
                                                                              ------------    ------------
                                     ASSETS


Current Assets:
  Cash and temporary cash investments.......................................   $      292      $      560
  Receivables:
    Trade...................................................................       16,441          12,997
    Affiliates..............................................................        4,761          10,605
    Other...................................................................        1,934             829
  Advances to affiliates....................................................       65,667          75,493
  Transportation and exchange gas receivable................................       25,112          48,587
  Costs recoverable from customers:
    Gas purchase............................................................        5,590              --
    Producer settlement.....................................................        1,067           2,397
    Gas supply realignment..................................................       19,231              --
  Inventories...............................................................       14,724          14,369
  Gas stored underground -- LIFO............................................           --          85,240
  Deferred income tax benefits..............................................       17,680          15,140
  Other.....................................................................        5,751           6,267
                                                                              ------------    ------------
         Total current assets...............................................      178,250         272,484
                                                                              ------------    ------------
Advances to Affiliates......................................................      137,000         145,165
                                                                              ------------    ------------
Investments, at Cost........................................................        2,635           3,731
                                                                              ------------    ------------
Property, Plant and Equipment, at Cost:
  Natural gas transmission plant............................................      706,668         679,802
  Other natural gas plant...................................................      128,376         126,221
                                                                              ------------    ------------
                                                                                  835,044         806,023
         Less -- Accumulated depreciation and amortization..................      173,201         131,642
                                                                              ------------    ------------
         Property, plant and equipment, net.................................      661,843         674,381
                                                                              ------------    ------------
Other Assets:
  Gas stored underground....................................................       92,103              --
  Other.....................................................................       60,515          44,203
                                                                              ------------    ------------
         Total other assets.................................................      152,618          44,203
                                                                              ------------    ------------
         Total Assets.......................................................   $1,132,346      $1,139,964
                                                                              ------------    ------------
                                                                              ------------    ------------
                     LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Current maturities of long-term debt......................................   $  150,000      $       --
  Payables:
    Trade...................................................................       13,821          40,303
    Affiliates..............................................................       13,274               4
    Other...................................................................       30,714          12,858
  Advances from affiliates..................................................        1,576           1,088
  Transportation and exchange gas payable...................................       17,109          36,536
  Accrued liabilities.......................................................       45,659          69,765
  Accrued gas supply realignment costs......................................       24,750              --
  Costs refundable to customers.............................................        4,643          12,959
  Reserve for regulatory and rate matters...................................       23,063          15,215
  Other.....................................................................          676           1,517
                                                                              ------------    ------------
         Total current liabilities..........................................      325,285         190,245
                                                                              ------------    ------------
Long-Term Debt..............................................................       98,678         248,305
                                                                              ------------    ------------
Other Liabilities and Deferred Credits:
  Income taxes refundable to customers......................................        7,243          13,698
  Deferred income taxes.....................................................       35,348          28,246
  Other.....................................................................       58,556          56,566
                                                                              ------------    ------------
         Total other liabilities and deferred credits.......................      101,147          98,510
                                                                              ------------    ------------
Stockholder's Equity:
  Common stock, $1.00 par value, 1,000 shares authorized, issued and
    outstanding.............................................................            1               1
  Premium on capital stock and other paid-in capital........................      584,712         584,712
  Retained earnings.........................................................       22,523          18,191
                                                                              ------------    ------------
         Total stockholder's equity.........................................      607,236         602,904
                                                                              ------------    ------------
         Total Liabilities and Stockholder's Equity.........................   $1,132,346      $1,139,964
                                                                              ------------    ------------
                                                                              ------------    ------------

   The accompanying notes are an integral part of these financial statements.

                       TEXAS GAS TRANSMISSION CORPORATION

                              STATEMENTS OF INCOME
                             (THOUSANDS OF DOLLARS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
Operating Revenues:
  Gas sales................................................  $247,946     $292,978     $332,780
  Gas transportation.......................................   215,210      167,133      131,063
  Other....................................................     2,303        3,754        4,266
                                                             --------     --------     --------
          Total operating revenues.........................   465,459      463,865      468,109
                                                             --------     --------     --------
Operating Costs and Expenses:
  Cost of gas sold.........................................   158,890      181,047      201,972
  Cost of transportation of gas by others..................    54,622       55,813       49,789
  Operation and maintenance................................    54,803       53,898       57,126
  Administrative and general...............................    62,702       46,267       58,907
  Depreciation and amortization............................    38,330       37,637       36,959
  Taxes other than income taxes............................    13,075       13,265       12,743
  Provision for severance costs............................        --           --        6,259
  Provision for producer settlements.......................        --           --       (3,473)
                                                             --------     --------     --------
          Total operating costs and expenses...............   382,422      387,927      420,282
                                                             --------     --------     --------
Operating Income...........................................    83,037       75,938       47,827
                                                             --------     --------     --------
Other (Income) Deductions:
  Interest expense.........................................    25,578       26,684       26,580
  Interest income..........................................   (10,616)     (12,107)     (14,237)
  Equity in earnings of unconsolidated affiliate...........        --         (563)      (1,985)
  Gain on sale of subsidiary...............................        --       (6,948)          --
  Miscellaneous other deductions...........................     2,463        1,491        1,126
                                                             --------     --------     --------
          Total other (income) deductions..................    17,425        8,557       11,484
                                                             --------     --------     --------
Income Before Income Taxes.................................    65,612       67,381       36,343
Provision for Income Taxes.................................    26,555       26,463       14,894
                                                             --------     --------     --------
Net Income.................................................  $ 39,057     $ 40,918     $ 21,449
                                                             --------     --------     --------
                                                             --------     --------     --------

   The accompanying notes are an integral part of these financial statements.

                       TEXAS GAS TRANSMISSION CORPORATION

              STATEMENTS OF RETAINED EARNINGS AND PAID-IN CAPITAL
                             (THOUSANDS OF DOLLARS)

                                                                          RETAINED     PAID-IN
                                                                          EARNINGS     CAPITAL
                                                                          ---------    --------
Balance, December 31, 1990..............................................  $  13,091    $584,712
  Add (deduct):
     Net income.........................................................     21,449          --
     Cash dividends on common stock.....................................    (22,404)         --
                                                                          ---------    --------
Balance, December 31, 1991..............................................     12,136     584,712
  Add (deduct):
     Net income.........................................................     40,918          --
     Cash dividends on common stock.....................................    (34,863)         --
                                                                          ---------    --------
Balance, December 31, 1992..............................................     18,191     584,712
  Add (deduct):
     Net income.........................................................     39,057          --
     Cash dividends on common stock.....................................    (34,725)         --
                                                                          ---------    --------
Balance, December 31, 1993..............................................  $  22,523    $584,712
                                                                          ---------    --------
                                                                          ---------    --------

   The accompanying notes are an integral part of these financial statements.

                       TEXAS GAS TRANSMISSION CORPORATION

                            STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1993        1992         1991
                                                              --------    ---------    --------
Cash Flows From Operating Activities:
  Net income................................................  $ 39,057    $  40,918    $ 21,449
  Adjustments to reconcile net income to net cash from
     operating activities:
     Depreciation and amortization..........................    39,783       39,150      38,543
     Deferred income taxes..................................     4,563       19,319      (4,650)
     Provision for severance costs..........................        --           --       6,259
     Provision for producer settlements.....................        --           --      (3,473)
     Nonrecoverable producer settlements....................    (1,914)          --          --
     Equity in undistributed earnings of unconsolidated
       affiliate............................................        --         (563)     (1,985)
     Distributions from unconsolidated affiliate............        --           --       3,600
     Gain on sale of subsidiary.............................        --       (6,948)         --
     Decrease (increase) in:
       Receivables..........................................     1,319       (8,120)     13,194
       Transportation and exchange gas receivable...........    23,475      (12,164)     (7,281)
       Inventories..........................................      (355)     (17,367)      3,614
       Deferred gas costs...................................    (9,161)     (15,854)    (11,574)
       Other current assets.................................   (12,986)      13,578      12,127
     Increase (decrease) in:
       Payables.............................................     4,644        7,987     (21,398)
       Transportation and exchange gas payable..............   (19,426)      16,515       1,130
       Accrued liabilities..................................   (24,036)     (13,165)     (2,581)
       Reserve for regulatory and rate matters..............    15,506        7,023      26,937
       Other current liabilities............................    (5,585)       7,124       1,201
     Other, net.............................................   (11,907)       3,843      (7,411)
                                                              --------    ---------    --------
          Net cash from operating activities................    42,977       81,276      67,701
                                                              --------    ---------    --------
Cash Flows From Financing Activities:
  Advances from affiliates, net.............................       150          101         (12)
  Dividends and returns of capital on common stock..........   (34,725)     (34,863)    (22,404)
  Long-term debt -- repayment...............................        --     (100,000)         --
                 -- borrowing, net........................          (1)      97,693          --
                                                              --------    ---------    --------
          Net cash from financing activities................   (34,576)     (37,069)    (22,416)
                                                              --------    ---------    --------
Cash Flows From Investing Activities:
  Property, plant and equipment, net of equity AFUDC........   (33,014)     (38,236)    (57,238)
  Recoverable producer settlements..........................    (5,743)          --          --
  Recovery of producer settlements..........................     3,831       16,115      32,621
  Advances to affiliates, net...............................    18,336      (32,025)    (21,962)
  Other, net................................................     7,921       10,230         (39)
                                                              --------    ---------    --------
          Net cash from investing activities................    (8,669)     (43,916)    (46,618)
Net Increase (Decrease) in Cash and Cash Equivalents........      (268)         291      (1,333)
                                                              --------    ---------    --------
Cash and Cash Equivalents at Beginning of Period............       560          269       1,602
                                                              --------    ---------    --------
          Cash and Cash Equivalents at end of Period........  $    292    $     560    $    269
                                                              --------    ---------    --------
                                                              --------    ---------    --------
Supplemental Disclosures of Cash Flow Information:
  Cash paid during the period for:
     Interest (net of amount capitalized)...................  $ 28,654    $  23,924    $ 25,965
     Income taxes, net......................................     6,433       16,149      23,723

   The accompanying notes are an integral part of these financial statements.

                       TEXAS GAS TRANSMISSION CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

A. CORPORATE STRUCTURE AND CONTROL AND BASIS OF PRESENTATION

  Corporate Structure and Control

     Texas Gas Transmission Corporation (the Company) is a wholly owned subsidiary of Transco Gas Company (TGC), which is a wholly owned subsidiary of Transco Energy Company (Transco). As used herein, the term Transco refers to Transco Energy Company and its wholly owned subsidiary companies; the term TGMC refers to Transco Gas Marketing Company, a wholly owned subsidiary of Transco, and its wholly owned subsidiary companies; and the term TGPL refers to Transcontinental Gas Pipe Line Corporation, a wholly owned subsidiary of TGC, unless the context otherwise requires.

     The Company's sole subsidiary, Texam Offshore Gas Transmission, Inc. (Texam), was sold on July 20, 1992 (see Note H). The financial information presented for periods prior to the date of sale represents the Company's consolidated financial position and results of operations.

  Basis of Presentation

     The acquisition of the Company was accounted for using the purchase method of accounting. Accordingly, the acquisition debt and the purchase price were "pushed down" and recorded in the Company's financial statements. Retained earnings, deferred taxes and accumulated depreciation and amortization were eliminated at the date of acquisition.

     Included in property, plant and equipment as of the date of Transco's acquisition of the Company in 1989 is an aggregate of $226 million related to amounts in excess of the original cost of the regulated facilities. This amount is amortized over the estimated life of the assets acquired at approximately $9 million per year. Current Federal Energy Regulatory Commission (FERC) policy does not permit the Company to recover through its rates amounts in excess of original cost.

  Related Parties

     As a subsidiary of Transco, the Company engages in transactions with Transco and other Transco subsidiaries characteristic of group operations. For consolidated cash management purposes, the Company makes interest-bearing advances to Transco. These advances are represented by demand notes payable to the Company. Those amounts that the Company anticipates Transco will repay in the next twelve months are classified as current assets, while the remainder are classified as noncurrent. As general corporate policy, the interest rate on intercompany demand notes is 1 1/2% below the prime rate of Citibank, N.A. Net interest income on advances to or from associated companies was $9.4 million, $9.6 million and $11.5 million for the years ended December 31, 1993, December 31, 1992 and December 31, 1991, respectively. See Note F for a discussion of Transco's credit facilities and indentures as they relate to the Company.

     Transco has a policy of charging subsidiary companies for management services provided by the parent company and other affiliated companies. During the years ended December 31, 1993, December 31, 1992 and December 31, 1991, the Company was charged $6.7 million, $4.2 million and $4.4 million, respectively, for Transco management services. Management considers the cost of these services reasonable.

     Effective November 1, 1993, the Company contracted with TGMC to become the Company's agent for the purpose of administering all existing and future gas sales and market-responsive purchase obligations, except for its auction gas transactions. Sales and purchases under this agreement do not impact the Company's results of operations. For the two months ended December 31, 1993, the Company paid TGMC agency fees of $0.7 million for these services.

     Included in the Company's gas sales revenues for the year ended December 31, 1993 is $4.2 million applicable to gas sales to the Company's affiliate, TGMC. There were no intercompany gas sales for the years ended December 31, 1992 and December 31, 1991.

     Included in the Company's gas transportation revenues for the years 1993, 1992 and 1991 are amounts applicable to transportation for affiliates as follows (expressed in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                          1993        1992        1991
                                                         -------     -------     ------
        TGMC...........................................  $ 2,609     $ 3,635     $4,436
        TGPL...........................................   33,913      20,380      1,614
                                                         -------     -------     ------
                                                         $36,522     $24,015     $6,050
                                                         -------     -------     ------
                                                         -------     -------     ------

     Included in the Company's cost of gas sold for the years ended December 31, 1993 and December 31, 1992, is $11.1 million and $4.2 million, respectively, applicable to gas purchases from the Company's affiliate, TGMC. There were no intercompany gas purchases for the year ended December 31, 1991.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Company recognizes revenues for the sale and transportation of natural gas in the period of sale and in the period service is provided, respectively. Pursuant to FERC regulations, a portion of the revenues being collected may be subject to possible refunds upon final orders in pending rate cases. The Company has established reserves, where required, for such cases (see Note C for a summary of pending rate cases before the FERC).

  Costs Recoverable from/Refundable to Customers

     The Company has various mechanisms whereby rates or surcharges are established and revenues are collected and recognized based on estimated costs. Costs incurred over or under approved levels are deferred and recovered or refunded through future rate or surcharge adjustments (see Note C for a discussion of the Company's rate matters).

  Depreciation and Amortization

     The Company's depreciation rates are principally mandated by the FERC. Depreciation rates used for regulated gas plant facilities at year end 1993, 1992 and 1991 are as follows:

                                                                DEPRECIATION RATES
                                                  -----------------------------------------------
                                                      1993              1992             1991
                                                  -------------     ------------     ------------
Transmission -- Onshore.........................      2.00%            2.00%            2.00%
Transmission -- Offshore........................      6.00%            6.00%            6.00%
Storage Plant...................................      2.30%            2.30%            2.30%
Other...........................................  0.75% - 15.0%     0.75 - 15.0%     0.75 - 15.0%

  Tax Policy

     Transco and its wholly owned subsidiaries file a consolidated federal income tax return. It is Transco's policy to charge or credit each subsidiary with an amount equivalent to its federal income tax expense or benefit computed as if each subsidiary had a separate return, but including benefits from each subsidiary's losses and tax credits that may be utilized only on a consolidated basis.

  Accounting for Income Taxes

     The Company uses the liability method of accounting for deferred taxes which requires, among other things, adjustments to the existing deferred tax balances for changes in tax rates, whereby such balances will more closely approximate the actual taxes to be paid.

     Liabilities to customers of $7.9 million and $15.2 million at December 31, 1993 and December 31, 1992, respectively, resulting from net tax rate reductions related to regulated operations and to be refunded to customers over the average remaining life of natural gas transmission plant, have been shown in the accompanying balance sheets as income taxes refundable to customers, the current portion of which is included in other current liabilities.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes," which superseded SFAS 96, "Accounting for Income Taxes." Due to the Company's prior adoption of SFAS 96 in 1987, the adoption of SFAS 109 did not have a material effect on its financial position or results of operations.

  Capitalized Interest

     The allowance for funds used during construction represents the cost of funds applicable to regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The allowance for borrowed funds used during construction and capitalized interest for the years ended December 31, 1993, December 31, 1992 and December 31, 1991, was $0.2 million, $0.6 million and $0.7 million, respectively. The allowance for equity funds for the years ended December 31, 1993, December 31, 1992 and December 31, 1991, was $0.5 million, $1.2 million and $1.3 million, respectively.

  Gas in Storage

     As part of its implementation of FERC Order 636, the Company has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of the Company's "no-notice" transportation service, which allows customers to temporarily draw from the Company's storage gas to be repaid in-kind during the following summer season. As a result, the Company's gas stored underground has been reclassified from current assets to other noncurrent assets.

  Gas Imbalances

     In the course of providing transportation services to customers, the Company may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. These transactions result in imbalances which are repaid or recovered in cash or through the receipt or delivery of gas in the future. Customer imbalances to be repaid or recovered in-kind are recorded as transportation and exchange gas receivable or payable on the accompanying balance sheet. Settlement of imbalances requires agreement between the pipelines and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

     The Company's tariff includes a provision whereby imbalances generated after November 1, 1993 are settled on a monthly basis. The Company anticipates filing for a mechanism whereby imbalances pre-dating November 1, 1993 will be recovered or repaid in cash or through the future receipt or delivery of gas upon agreements for allocation and as permitted by operating conditions.

  Cash Flows from Operating Activities

     The Company uses the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile to net cash flows from operating activities. The Company includes short-term highly-liquid investments that have a maturity of three months or less in cash equivalents.

  Postemployment Benefits

     The Financial Accounting Standards Board has issued SFAS 112, "Employers' Accounting for Post employment Benefits," which requires the Company, effective January 1994, to accrue the estimated cost of providing postemployment benefits to former or inactive employees after employment but before retirement if the obligation is attributable to employees' services previously rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The Company does not expect adoption of SFAS 112 to have a material effect on its financial position or results of operations.

  Reclassifications

     Certain reclassifications have been made in the 1992 and 1991 financial statements to conform to the 1993 presentation.

C. REGULATORY AND RATE MATTERS

  FERC Order 636

     In 1992, the FERC issued Order 636 which brought about fundamental changes in the way natural gas pipelines conduct their businesses. The FERC's stated purpose of Order 636 was to improve the competitive structure of the natural gas pipeline industry by, among other things, unbundling a pipeline's merchant role from its transportation services; ensuring "equality" of transportation services; ensuring that shippers and customers have equal access to all sources of gas; providing "no-notice" firm transportation service that is equal in quality to bundled sales service; and changing rate design methodology from Modified Fixed Variable (MFV) to Straight Fixed Variable (SFV), unless the pipeline company and its customers agree to a different form.

     FERC Order 636 also set forth methods for recovery by pipelines of costs associated with compliance under FERC Order 636 (transition costs), including unrecovered gas costs, GSR costs, the cost of stranded pipeline investment and costs of new facilities required.

     The Company has restructured its business to implement the provisions of FERC Order 636. On October 1, 1993, the FERC issued its "Order on Compliance Filing and Granting, In Part, and Denying, In Part, Rehearing and Clarification," which essentially approved the major aspects of the Company's FERC Order 636 compliance plan. The Company filed revised tariff sheets and other changes pursuant to the October 1, 1993 order on October 18, 1993, which permitted implementation of FERC Order 636 restructured services on November 1, 1993. On December 16, 1993, the FERC issued another order which required minor tariff modifications. The Company submitted a filing in compliance with this order on January 7, 1994. This filing was accepted by an order issued on February 10, 1994. The Company's analysis of FERC Order 636 indicates that the Company's transition costs are not currently expected to exceed $90 million, primarily related to GSR contract termination costs, GSR pricing differential costs incurred pursuant to the auction process and unrecovered purchased gas costs. As of December 31, 1993, the Company had paid or committed to pay $38 million of GSR costs, as discussed below in "Long-term Gas Purchase Contracts." FERC Order 636 provides that pipelines should be allowed the opportunity to recover all prudently incurred transition costs. Therefore, the Company expects that any transition costs incurred should be recovered from its customers, subject only to the costs and other risks associated with the difference between the time such costs are incurred and the time when those costs may be recovered from customers.

     As part of its implementation of FERC Order 636, the Company has been allowed to retain its storage gas, in part to meet operational balancing needs on its system, and in part to meet the requirements of the Company's "no-notice" transportation service, which allows customers to temporarily draw from the Company's storage gas to be repaid in-kind during the following summer season.

     Although no assurances can be given, the Company does not believe the implementation of FERC Order 636 will have a material adverse effect on its financial position or results of operations.

  General Rate Issues

     In April 1990, the Company filed a general rate case (Docket No. RP90-104), which became effective in November 1990, subject to refund. A settlement agreement was filed on July 22, 1991, and approved by the FERC's "Order Granting Reconsideration," on October 21, 1992. The refunds, including interest, of $36.3 million were distributed to customers on January 19, 1993.

     On April 29, 1993, the Company filed a general rate case (Docket No. RP93-106) which, pursuant to the FERC's Suspension Order issued May 28, 1993, became effective on November 1, 1993, subject to refund. The new rate case was filed to satisfy the three-year filing requirement of the FERC's regulations, to recover increased operating costs, to provide a return on increased capital investment in pipeline facilities, to implement the SFV rate design methodology and to facilitate resolution of various rate-related issues in the Company's FERC Order 636 restructuring proceeding. The Company is currently engaged in settlement proceedings regarding this case. The Company has established a reserve, which it believes to be adequate, to reflect the difference between the rates currently being collected and the rates expected to ultimately be effective upon settlement of the rate case.

     During 1993, the Company made several filings under the provisions of its approved tariff and FERC Orders 483 and 483-A to reflect changes in its purchased gas costs. The Company also made a filing to reflect changes in costs of transportation by others, pursuant to the Transport Cost Adjustment (TCA) tracker provisions of the approved tariff. Pursuant to that tariff, on December 30, 1993, the Company refunded $14.9 million of overcollected transportation costs. The Annual PGA filing for gas costs incurred through August 1991 (Docket No. TA92-2-18) was accepted by FERC Letter Orders dated January 31, 1992 and May 22, 1992, with no purchasing practice issues being raised. The Annual PGA filing for gas costs incurred through August 1992 (Docket No. TA93-1-18) was accepted by FERC Letter Order dated January 29, 1993, with no purchasing practice issues being raised.

     On November 1, 1993, the Company implemented the provisions of FERC Order 636 (see discussion on FERC Order 636). Pursuant to FERC Order 636, the Company terminated its PGA clause on that date. On January 31, 1994, the Company filed a limited Section 4(e) filing, pursuant to its FERC-approved FERC Gas Tariff, to direct bill the balance of its unrecovered purchase gas costs at October 31, 1993 to its former sales customers. This filing is necessary to recover $3.0 million of deferred gas costs applicable to the period September 1992 through October 1993. The Company has no outstanding deferred gas cost issues pending in any other proceeding.

  FERC Orders 500 and 528

     Pursuant to FERC Order 500, certain other pipelines, from which the Company made gas purchases (upstream pipelines), had received approval from the FERC to bill customers for their producer settlement costs. The Company had, in turn, received FERC approval to flow these costs through to its customers under the FERC Order 500 purchase deficiency-based direct bill methodology. Following the issuance of FERC Order 528, which replaced the purchase deficiency-based recovery methodology, the Company, in 1991, made a series of filings which reallocated these costs among customers. Pursuant to these filings, the Company proposed to ultimately flow through to its customers approximately $64.3 million of costs billed from upstream pipelines. The FERC has issued orders accepting these filings subject to the ultimate outcome of the underlying filings of the upstream pipelines and future settlement by the Company. Although the total billings to the Company are unresolved and the Company may be required to refund certain amounts previously collected, the Company believes that it will be entitled to ultimately collect all amounts that are billed by the upstream pipelines.

     On September 2, 1993, the Company filed to recover 75% of $3.4 million of its producer settlement costs under FERC Order 528 which have resulted from reimbursements to producers for certain royalty payments. A FERC order, accepting the filing subject to refund and certain conditions, was issued on October 1, 1993, allowing for recovery of $0.9 million through direct bill and $1.7 million through a volumetric surcharge, both to be collected over a 12-month period which began October 3, 1993.

  FERC Order 94-A

     In 1983, the FERC issued FERC Order 94-A, which permitted producers to collect certain production-related gas costs from pipelines on a retroactive basis. The FERC subsequently issued orders allowing pipelines, including the Company, to direct bill their customers for such production-related costs through fixed monthly charges based on a customer's historical purchases. In February 1990, the D. C. Circuit Court overturned the FERC's authorization for pipelines to bill production-related costs to customers based on gas purchased in prior periods and remanded the matter to the FERC to determine an appropriate recovery mechanism.

     On April 28, 1992, the Company filed a settlement with the FERC providing for a reallocation of the FERC Order 94-A payments previously collected from customers. The settlement provided for net refunds of $8.1 million to certain customers and direct bill recovery of $2.7 million from other customers. The remaining $5.4 million would be recovered through the PGA mechanism. On February 11, 1993, the FERC issued an order approving the settlement. Certain parties filed for rehearing of the settlement. On January 12, 1994, the FERC issued its "Order Granting Rehearing" which found that the FERC had committed a legal error in allowing the previously mentioned direct bill of FERC Order 94-A costs. The effect of this order as issued would be to require the Company to make refunds to certain customers of $13.5 million, recover $2.7 million through direct billing of other customers, recover $5.4 million as part of the direct billing of its unrecovered purchase gas costs and absorb the remaining $5.4 million. The Company believes it is entitled to full recovery of these FERC-ordered costs. The Company has filed for rehearing of this order and has received an extension staying the effectiveness of this order until 30 days after the FERC rules on rehearing. The Company believes that its reserve for regulatory and rate matters is adequate to provide for any costs which the Company may ultimately be required to absorb.

  Reserve for Regulatory and Rate Matters

     The Company has established reserves for its outstanding regulatory and rate matters which it believes are adequate to provide for any costs incurred or refunds to be made in regard to the resolution of its regulatory and rate issues, including general rate matters and the royalty claims discussed in Note
D. Although no assurances can be given, the Company believes that the resolution of these matters will not have a material adverse effect on its financial position or results of operations.

  Long-term Gas Purchase Contracts

     During 1993, as part of the Company's restructuring under FERC Order 636, the Company engaged in negotiations which have resulted in the successful termination of approximately 90% of the Company's deliverability under its non-market responsive gas purchase contracts. Gas purchased under its remaining non-market responsive contracts is being resold at a monthly auction pursuant to FERC Order 636. The Company continues to pay to the supplier the actual contract price and is entitled to file for full recovery of the difference between said contract price and the amount received for sales at auction as GSR costs under FERC Order 636.

     Through December 31, 1993, the Company had paid or committed to pay a total of $38.2 million for GSR costs, primarily as a result of the contract terminations. As of December 31, 1993, the Company had paid $13.4 million of such costs; the remaining $24.8 million is recorded as a current liability in the accompanying balance sheet. Pursuant to FERC Order 636, the Company may file to recover 100% of these costs as GSR costs.

     On January 28, 1994, the Company submitted its first filing to recover $11.5 million of GSR costs pursuant to the transition costs recovery provisions of FERC Order 636 and the Company's approved FERC Gas Tariff.

     This amount represents 90% of the total GSR costs paid through November 30, 1993, which are expected to be recovered over a 12-month period by application of a surcharge to its firm transportation demand rates. The remaining 10% is expected to be recovered from interruptible transportation service. The Company plans to make quarterly filings to allow recovery of its GSR costs as such costs are paid.

     The Company's market-responsive gas purchase contracts are being separately managed by its marketing affiliate, TGMC.

  Environmental Matters

     The Company is subject to extensive federal, state and local environmental laws and regulations which affect the Company's operations related to the construction and operation of its pipeline facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. The Company's use and disposal of hazardous materials are subject to the requirements of the federal Toxic Substances Control Act (TSCA), the federal Resource Conservation and Recovery Act (RCRA) and comparable state statutes. The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, for release of a "hazardous substance" into the environment. Because these laws and regulations change from time to time, practices which have been acceptable to the industry and to the regulators have to be changed and assessment and monitoring have to be undertaken to determine whether those practices have damaged the environment and whether remediation is required. Since 1989, the Company has had studies underway to test its facilities for the presence of toxic and hazardous substances to determine to what extent, if any, remediation may be necessary. On the basis of the findings to date, the Company estimates that environmental assessment and remediation costs that will be incurred over the next five years under TSCA, RCRA, CERCLA and comparable state statutes will total approximately $7 million to $11 million. As of December 31, 1993, the Company had a reserve of approximately $7 million for these estimated costs. This estimate depends upon a number of assumptions concerning the scope of remediation that will be required at certain locations and the cost of remedial measures to be undertaken. The Company is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs.

     The Company is currently recovering in its rates amounts approximately equal to its annual expenditures for these environmental matters. The Company considers these expenditures prudent operating and maintenance expenses incurred in the ordinary course of business and anticipates that these costs will continue to be recoverable through its rates.

     The Company has used lubricating oils containing polychlorinated biphenyls
(PCBs) and, although the use of such oils was discontinued in the 1970's, has discovered residual PCB contamination in equipment and soils at certain gas compressor station sites. The Company continues to work closely with the Environmental Protection Agency (EPA) and state regulatory authorities regarding PCB issues and has programs to assess and remediate such conditions where they exist, the costs of which are a significant portion of the $7 million to $11 million range discussed above. Proposed civil penalties have been assessed by the EPA against another major natural gas pipeline company for the alleged improper use and disposal of PCBs. Although similar penalties have not been asserted against the Company to date, no assurance can be given that the EPA may not seek such penalties in the future.

     The Company has either been named as a potentially responsible party (PRP) or received an information request regarding its potential involvement at four federal "Superfund" waste disposal sites and one state waste disposal site. Based on present volumetric estimates, the Company believes its estimated aggregate exposure for remediation of these sites is approximately $500,000. Liability under CERCLA (and applicable state law) can be joint and several with other PRPs. Although volumetric allocation is a factor in assessing liability, it is not necessarily determinative; thus the ultimate liability could be substantially greater than the amount estimated above. The anticipated remediation costs associated with these sites have been included in the $7 million to $11 million range discussed above. Although no assurances can be given, the Company does not believe that its PRP status will have a material adverse effect on its operations.

     The Company is also subject to the Federal Clean Air Act and to the Federal Clean Air Act Amendments of 1990 (1990 Amendments), which added significantly to the existing requirements established by the Federal Clean Air Act. The 1990 Amendments required that the EPA issue new regulations, mainly related to mobile sources, air toxics, ozone non-attainment areas and acid rain. In addition, pursuant to the 1990 Amendments, the EPA has issued regulations under which states must implement new air pollution controls to achieve attainment of national ambient air quality standards in areas where they are not currently achieved. The Company has compressor stations in ozone non-attainment areas that could require additional air pollution reduction expenditures, depending on the requirements imposed. Additions to facilities for compliance with currently known Federal Clean Air Act standards and the 1990 Amendments are expected to cost in the range of $2 million to $3 million over the next five years and will be recorded as assets as the facilities are added.

D. ROYALTY CLAIMS AND LEGAL PROCEEDINGS

     In connection with the Company's renegotiations of supply contracts with producers to resolve take-or-pay and other contract claims, the Company has entered into certain settlements which may require the indemnification by the Company of certain claims for royalties which a producer may be required to pay as a result of such settlements. On October 15, 1992, the United States Court of Appeals for the Fifth Circuit and the Louisiana Supreme Court, with respect to the same litigation in applying Louisiana law, determined that royalties are due on take-or-pay payments under the royalty clauses of the specific mineral leases reviewed by the Courts. Furthermore, the State Mineral Board of Louisiana has passed a resolution directing the State's lessees to pay to the State royalties on gas contract settlement payments. As a result of these and related developments, the Company has been made aware of demands on producers for additional royalties and may receive other demands which could result in claims against the Company pursuant to the indemnification provisions in its settlements. Indemnification for royalties will depend on, among other things, the specific lease provisions between the producer and the lessor and the terms of the settlement between the producer and the Company. The Company may file to recover 75% of any such amounts it may be required to pay pursuant to indemnifications for royalties.

     As discussed in Note C (see discussion on FERC Orders 500 and 528), on September 2, 1993, the Company made a filing pursuant to FERC Order 528 to recover 75% of approximately $3.4 million in additional take-or-pay settlement payments made by the Company as a result of certain obligations to indemnify a producer against additional royalty obligations arising out of the producer's prior take-or-pay settlement with the Company. Some additional indemnity payments may also be required with respect to such royalties.

     In addition, two lawsuits have been filed against the Company in Louisiana, seeking reimbursement of certain royalties allegedly incurred by the producers on amounts previously paid the producers by the Company to settle past take-or-pay disputes and to reform the gas purchase contract pursuant to an "excess royalty" clause in a gas purchase contract. The amount in dispute is estimated to be less than $10 million. The Company disputes the application of the "excess royalty" clause to the particular royalties in question; however, to the extent any obligation to reimburse the producers exists, it is subject to the Company's ability to include such payments in its rates or cost of service.

     Although no assurances can be given, the Company believes it has provided reserves which are adequate for the final resolution of its royalty claims and litigation and that the final resolution of these matters will not have a material adverse effect on its financial position or results of operations.

E. INCOME TAXES

     Following is a summary of the provision for income taxes for 1993, 1992 and 1991 (expressed in thousands):

                                                                      YEAR ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                     1993      1992      1993
                                                                    -------   -------   -------
Current:
  Federal.........................................................  $18,330   $ 5,106   $15,528
  State...........................................................    3,662     2,038     4,016
                                                                    -------   -------   -------
                                                                     21,992     7,144    19,544
                                                                    -------   -------   -------
Deferred:
  Federal.........................................................    3,753    16,359    (3,946)
  State...........................................................      810     2,960      (704)
                                                                    -------   -------   -------
                                                                      4,563    19,319    (4,650)
                                                                    -------   -------   -------
          Provision for income taxes..............................  $26,555   $26,463   $14,894
                                                                    -------   -------   -------
                                                                    -------   -------   -------

     On August 10, 1993, the Omnibus Budget Reconciliation Act of 1993 was signed into law. Among its provisions was an overall increase in corporate federal income tax rates from 34% to 35%, effective January 1, 1993. The Company recorded in the third quarter of 1993 an adjustment to its existing deferred tax balances and current tax accruals subsequent to January 1, 1993 to reflect the effects of the increase in corporate federal income tax rates. The adjustment, which included a reduction to income taxes refundable to customers, did not have a material adverse effect on the Company's financial position or results of operations.

     There are no material differences between the Company's effective tax rate and the statutory federal income tax rate for all periods presented.

     Deferred income taxes result from temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years, or temporary differences resulting from events that have been recognized in the financial statements that will result in taxable or deductible amounts in future years. The tax effect of each type of temporary difference and carryforward reflected in deferred income tax benefits and liabilities as of December 31, 1993 and 1992 are as follows (expressed in thousands):

                                                                         1993       1992
                                                                       --------   --------
                                                                         DEBIT/(CREDIT)
    Deferred Income Tax Benefits, Net:
      Current:
         Unrecovered purchased gas costs.............................  $ (2,180)  $ (2,027)
         Gas supply realignment costs................................    (2,534)        --
         Employee benefits...........................................     4,071      2,114
         Additional inventory tax basis..............................     3,205      2,564
         Transportation cost adjustments.............................     1,811      7,324
         Reserve for regulatory and rate matters.....................     8,296      2,012
         Other.......................................................     5,011      3,153
                                                                       --------   --------
              Total Current..........................................    17,680     15,140
                                                                       --------   --------
    Deferred Income Tax Liabilities, Net:
      Noncurrent:
         Tax depreciation in excess of books.........................   (33,867)   (27,136)
         Reserve for regulatory and rate matters.....................     6,559      5,430
         Book and tax basis differences..............................    (2,952)    (2,162)
         Allowance for funds used during construction................    (2,344)    (2,096)
         Gas supply realignment costs................................    (2,738)        --
         Other.......................................................        (6)    (2,282)
                                                                       --------   --------
              Total Noncurrent.......................................   (35,348)   (28,246)
                                                                       --------   --------
              Total deferred income taxes............................  $(17,668)  $(13,106)
                                                                       --------   --------
                                                                       --------   --------

F. FINANCING

  Long-term debt

     At December 31, 1993 and 1992, long-term debt issues were outstanding as follows (expressed in thousands):

                                                                         1993       1992
                                                                       --------   --------
    Debentures:
      10% due 1994...................................................  $150,000   $150,000
    Notes:
      9 5/8% due 1997................................................   100,000    100,000
                                                                       --------   --------
                                                                        250,000    250,000
    Less: Unamortized debt discount..................................     1,322      1,695
                                                                       --------   --------
    Total long-term debt issues......................................   248,678    248,305
    Less: Amounts due within one year................................   150,000         --
                                                                       --------   --------
      Total long-term debt, less current maturities..................  $ 98,678   $248,305
                                                                       --------   --------
                                                                       --------   --------

     On July 8, 1992, the Company sold $100 million of 9 5/8% Notes due July 15, 1997. Proceeds from the sale of the Notes were used to retire the Company's 9.25% Debentures that matured July 15, 1992.

     The Company's debentures and notes have restrictive covenants which provide that neither the Company nor any subsidiary may create, assume or suffer to exist any lien upon any principal property, as defined, to secure any indebtedness unless the debentures and notes shall be equally and ratably secured.

     Transco has in place a $450 million working capital line with a group of fifteen banks. The Company is guarantor of up to $180 million of this working capital line. At December 31, 1993, Transco had no outstanding borrowings under this facility.

     Transco also has in place a $50 million reimbursement facility dated as of December 31, 1993 between Transco and a group of five banks. This facility provides Transco the opportunity to obtain standby letters of credit under certain circumstances from the banks. The Company is guarantor of up to $20 million of the obligations that arise under this facility. At December 31, 1993, Transco had no amounts outstanding under this facility.

     These credit facilities prohibit the Company from, among other things, incurring or guaranteeing any additional indebtedness (except for indebtedness incurred to refinance existing indebtedness), issuing preferred stock or advancing cash to affiliates other than Transco. Further, these credit facilities and Transco's indentures contain restrictive covenants which could limit Transco's ability to make additional borrowings and, therefore, under certain circumstances, its ability to repay advances or make capital contributions to the Company.

  Sale of Receivables

     In September 1993, the Company entered into a new program to sell monthly trade receivables, which replaced the Company's previous program. The new trade receivables program, which expires in September 1995, provides for the sale of up to $40 million of trade receivables without recourse. As of December 31, 1993 and December 31, 1992, $33.6 million and $43.3 million, respectively, of trade receivables were held by the investor.

  Significant Group Concentrations of Credit Risk

     As of December 31, 1993, the Company had trade receivables of $16.4 million. These trade receivables are primarily due from local distribution companies and other pipeline companies predominantly located in the Midwestern United States. The Company's credit risk exposure in the event of nonperformance by the other parties is limited to the face value of the receivables. No collateral is required on these receivables.

G. EMPLOYEE BENEFIT PLANS

  Retirement Plan

     Substantially all of the Company's employees are covered under a retirement plan (Retirement Plan) offered by the Company. The benefits under the Retirement Plan are determined by a formula based upon years of service and the employee's highest average base compensation during any five consecutive years within the last ten years of employment. The Retirement Plan provides for vesting of employees' benefits after five years of credited service. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Due to its overfunded status, the Company has not been required to fund the Retirement Plan since 1986. The Retirement Plan's assets, which are managed by external investment organizations, include cash and cash equivalents, corporate and government debt instruments, preferred and common stocks, commingled funds, international equity funds and venture capital limited partnership interests.

     The Retirement Plan was amended effective November 15, 1991, to provide a Voluntary Window Retirement Program with special retirement benefits for those eligible members who elected to retire during the Window Period. The net cost of the program to the Retirement Plan was approximately $5.1 million.

     The following table sets forth the funded status of the Retirement Plan at September 30, 1993 and September 30, 1992, and the amount of prepaid pension costs as of December 31, 1993 and 1992 (expressed in thousands):

                                                                         1993       1992
                                                                       --------   --------
    Actuarial present value of accumulated benefit obligation, including vested benefits of $46,750 at October 1, 1993 and
      $35,748 at October 1, 1992.....................................  $(47,542)  $(36,319)
                                                                       --------   --------
                                                                       --------   --------
    Actuarial present value of projected benefit obligation..........  $(83,557)  $(63,269)
    Plan assets at fair value........................................   101,089     88,517
                                                                       --------   --------
    Projected benefit obligation less plan assets....................    17,532     25,248
    Unrecognized net loss............................................    15,254      7,317
    Unrecognized net asset at January 1, 1986 being recognized over
      19 years.......................................................   (12,733)   (13,883)
    Unrecognized prior service cost..................................     4,369      4,652
                                                                       --------   --------
              Prepaid pension costs..................................  $ 24,422   $ 23,334
                                                                       --------   --------
                                                                       --------   --------

     Prepaid pension costs related to the Retirement Plan have been classified as other assets in the accompanying balance sheets.

     The following table sets forth the components of net pension cost for the Retirement Plan, which is included in the accompanying financial statements, for the years ended December 31, 1993, 1992 and 1991 (expressed in thousands):

                                                               1993       1992       1991
                                                             --------   --------   --------
    Service cost-benefits earned during the period.........  $  3,867   $  4,116   $  3,806
    Interest cost on projected benefit obligation..........     4,687      6,420      6,257
    Actual return on plan assets...........................   (13,595)   (12,766)   (29,345)
    Net amortization and deferral..........................     3,953       (687)    18,313
    Early retirement termination benefits..................        --         --      5,104
                                                             --------   --------   --------
              Net Pension Expense (Income).................  $ (1,088)  $ (2,917)  $  4,135
                                                             --------   --------   --------
                                                             --------   --------   --------

     The projected unit credit method is used to determine the actuarial present value of the accumulated benefit obligation and the projected benefit obligation. The following table summarizes the various interest rate assumptions used to determine the projected benefit obligation for the years 1993, 1992 and 1991:

                                                                    1993     1992     1991
                                                                    -----    -----    -----
    Discount rate................................................    7.25%    7.50%    7.75%
    Rate of increase in future compensation levels...............    5.00%    5.00%    5.00%
    Expected long-term rate of return on assets..................   10.00%   10.00%   10.00%

     Pension costs are determined using the assumptions as of the beginning of the Retirement Plan year. The funded status is determined using the assumptions as of the end of the Retirement Plan year.

  Postretirement Benefits Other than Pensions

     The Company's Employee Welfare Benefit Plan provides medical and life insurance benefits to Company employees who retire under the Company's Retirement Plan with at least five years of service. The Employee Welfare Benefit Plan is contributory for medical benefits and for life insurance benefits in excess of specified limits.

     In the first quarter of 1993, the Company adopted SFAS 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," which requires the Company to accrue, during the years that employees render the necessary service, the estimated cost of providing postretirement benefits other than pensions to those employees. At the January 1, 1993 date of adoption of SFAS 106, the Company's postretirement benefits obligation (transition obligation) was $68 million which is being amortized over the remaining life of active participants.

     The medical benefits are currently funded for all retired Company employees at a specified amount per quarter through a trust established under the provisions of section 501(c)(9) of the Internal Revenue Code.

     The following table sets forth the Employee Welfare Benefit Plan's funded status at December 31, 1993, reconciled with the accrued postretirement benefits cost included in the accompanying balance sheet at December 31, 1993 (in thousands):

                                                                                  1993
                                                                                --------
    Accumulated postretirement benefit obligation:
      Retirees................................................................  $(53,552)
      Fully eligible active plan participants.................................    (3,977)
      Other active plan participants..........................................   (35,474)
                                                                                --------
                                                                                 (93,003)
    Plan assets at fair value.................................................    22,638
                                                                                --------
    Accumulated postretirement benefit obligation in excess of plan assets....   (70,365)
    Unrecognized net loss.....................................................     1,189
    Unrecognized transition obligation........................................    64,753
                                                                                --------
    Accrued postretirement benefit cost.......................................  $ (4,423)
                                                                                --------
                                                                                --------

     The following table sets forth the components of the net periodic postretirement benefit cost, net of deferred costs, which is included in the accompanying financial statements for the year ended December 31, 1993 (in thousands):

                                                                                  1993
                                                                                 -------
    Service cost-benefits earned during the period.............................  $ 2,430
    Interest cost on accumulated postretirement benefit obligation.............    6,325
    Actual return on plan assets...............................................   (2,548)
    Amortization of transition obligation......................................    3,238
    Net amortization and deferral..............................................    1,356
                                                                                 -------
              Net periodic postretirement benefit cost.........................   10,801
    Less deferral of costs not included in jurisdictional rates................    5,013
                                                                                 -------
              Net periodic postretirement benefit cost net of deferred costs...  $ 5,788
                                                                                 -------
                                                                                 -------

     The annual expense is subject to change in future periods as a result of, among other things, the passage of time, changes in participants, changes in Employee Welfare Benefit Plan benefits and changes in assumptions upon which the estimates are made.

     For measurement purposes as of December 31, 1993, the initial annual rate of increase in the per capita cost of covered health care benefits was assumed to be 12%. The rate was assumed to decrease gradually to 6% for the year 2005 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation for health care benefits as of January 1, 1994 by 16% and the aggregate of the service and interest cost components of the net periodic postretirement health care benefit cost for 1994 by 19%.

     To determine the accumulated postretirement benefit obligation, the Employee Welfare Benefit Plan used a discount rate of 7.25% and a salary growth assumption of 5.0% per annum. Employee Welfare Benefit Plan assets are managed by external investment organizations and include cash and cash equivalents, commingled funds, preferred and common stocks and government and corporate debt instruments. The expected long-term rate of return on Employee Welfare Benefit Plan assets was 7% after taxes. Realized returns on Employee Welfare Benefit Plan assets are subject to federal income taxes at a sliding scale that increases up to a 39.6% tax rate.

     In November 1993, the Company placed into effect a general rate case that provides for the increase in postretirement benefits costs pursuant to SFAS 106 to be collected in rates. Prior to November 1, 1993 the Company deferred the difference between its postretirement benefits expense accrued in 1993 under SFAS 106 and the amount it collected in rates and recorded a regulatory asset of approximately $5 million as of November 1, 1993. Pursuant to its rate case filing, the Company proposes to recover the regulatory asset in rates over a 36-month period beginning November 1, 1993.

     The Company believes that all costs of providing postretirement benefits to its employees are necessary and prudent operating expenses and that such costs will continue to be recoverable in rates. Adoption of SFAS 106 did not have a material adverse effect on the Company's financial position or results of operations.

H. SALE OF SUBSIDIARY

     On June 8, 1992, Transco and certain of its subsidiaries (including the Company) entered into a definitive agreement to sell their interests in certain gas gathering and related facilities for $65 million in cash, subject to certain adjustments. The sale, which was closed on July 20, 1992, included the stock of the Company's subsidiary, Texam. Of the total sales price, $12.5 million was allocated to the sale of Texam. The Company recognized a $6.9 million gain ($4.4 million after-tax) in connection with this sale.

I. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash and Short-Term Financial Assets and Liabilities

     For short-term instruments, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments, except for the Company's current maturities of long-term debt which is publicly traded. Therefore, the fair value of these maturities is estimated based on quoted market prices, less accrued interest, at December 31, 1993.

  Long-Term Notes Receivable

     The carrying amount for the long-term notes receivable, which are shown as advances to affiliates on the balance sheet, is a reasonable estimate of fair value. As discussed in Note A, the notes earn a variable rate of interest which is adjusted regularly to reflect current market conditions.

  Long-Term Debt

     All of the Company's debt is publicly traded; therefore, fair value is estimated based on quoted market prices, less accrued interest, at December 31, 1993 and 1992.

     The carrying amount and estimated fair values of the Company's financial instruments as of December 31, 1993 and 1992 are as follows (in thousands):

                                                       CARRYING                  FAIR
                                                        AMOUNT                  VALUE
                                                 --------------------    --------------------
                                                   1993        1992        1993        1992
                                                 --------    --------    --------    --------
    Financial Assets:
      Cash and short-term financial assets.....  $ 92,261    $ 86,346    $ 92,261    $ 86,346
      Long-term notes receivable...............   137,000     145,165     137,000     145,165
    Financial Liabilities:
      Short-term financial liabilities.........   224,953      70,287     223,563      70,287
      Long-term debt...........................   100,000     250,000     102,252     245,015

J. SUPPLEMENTARY PROFIT AND LOSS INFORMATION

  Major Customers

     Listed below are sales and transportation revenues received from the Company's major customers in 1993, 1992 and 1991, portions of which are included in the refund reserve discussed in Note C (expressed in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1993       1992       1991
                                                              -------    -------    -------
    Indiana Gas Company, Inc................................  $49,825    $57,304    $72,165
    Louisville Gas and Electric Company.....................   45,176     63,485     56,764
    Western Kentucky Gas Company............................   41,314     45,144     47,607

  Expenditures for Maintenance and Repairs

     Expenditures for maintenance and repairs for the years ended December 31, 1993, December 31, 1992 and December 31, 1991, were $16.8 million, $14.1 million and $14.6 million, respectively.

K. QUARTERLY INFORMATION (UNAUDITED)

     The following summarizes selected quarterly financial data for 1993 and 1992 (expressed in thousands):

                                                                          1993
                                                       ------------------------------------------
                                                        FIRST      SECOND      THIRD      FOURTH
                                                       QUARTER     QUARTER    QUARTER    QUARTER
                                                       --------    -------    -------    --------
  Operating revenues.................................  $160,700    $95,711    $92,262    $116,786
  Operating expenses.................................   131,798     77,752     76,822      96,050
                                                       --------    -------    -------    --------
          Operating income...........................    28,902     17,959     15,440      20,736
                                                       --------    -------    -------    --------
  Other deductions (income):
     Interest expense................................     6,215      6,229      6,250       6,393
     Other (income), net.............................    (1,775)    (1,935)    (1,968)     (1,984)
                                                       --------    -------    -------    --------
          Total other deductions (income)............     4,440      4,294      4,282       4,409
                                                       --------    -------    -------    --------
  Income before income taxes.........................    24,462     13,665     11,158      16,327
  Provision for income taxes.........................     9,594      5,289      5,175       6,497
                                                       --------    -------    -------    --------
  Net income.........................................  $ 14,868    $ 8,376    $ 5,983    $  9,830
                                                       --------    -------    -------    --------
                                                       --------    -------    -------    --------

                                                                         1992
                                                     --------------------------------------------
                                                      FIRST      SECOND        THIRD      FOURTH
                                                     QUARTER     QUARTER      QUARTER    QUARTER
                                                     --------    -------      -------    --------
  Operating revenues...............................  $124,158    $98,731      $94,545    $146,431
  Operating expenses...............................   101,117     86,451       79,381     120,978
                                                     --------    -------      -------    --------
          Operating income.........................    23,041     12,280       15,164      25,453
                                                     --------    -------      -------    --------
  Other deductions (income):
     Interest expense..............................     6,674      6,889        7,018       5,867
     Other (income), net...........................    (3,006)    (8,918)(1)   (2,193)     (3,774)
                                                     --------    -------      -------    --------
          Total other deductions (income)..........     3,668     (2,029)       4,825       2,093
                                                     --------    -------      -------    --------
  Income before income taxes.......................    19,373     14,309       10,339      23,360
  Provision for income taxes.......................     7,631      5,582        4,118       9,132
                                                     --------    -------      -------    --------
  Net income.......................................  $ 11,742    $ 8,727      $ 6,221    $ 14,228
                                                     --------    -------      -------    --------
                                                     --------    -------      -------    --------

- ---------------

(1) Includes $6,948 gain on sale of subsidiary.

ITEM 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) 1.* Financial Statements

    Included in Item 8, Part II of this Report

        Report of Independent Public Accountants on Financial Statements and
         Schedules

        Report of Management Responsibility for Financial Statements

        Balance Sheets at December 31, 1993 and December 31, 1992

        Statements of Income for the years ended December 31, 1993, December 31,
         1992 and December 31, 1991.

        Statements of Retained Earnings and Paid-In Capital for the years ended
         December 31, 1993, December 31, 1992 and December 31, 1991.

        Statements of Cash Flows for the years ended December 31, 1993, December
         31, 1992 and December 31, 1991.

        Notes to Financial Statements

(a) 2.* Financial Statement Schedules

    Included in Item 14, Part IV of this Report

        Financial Statement Schedules for the years ended December 31, 1993,
         December 31, 1992 and December 31, 1991.

  Schedule V   -- Property, Plant and Equipment
  Schedule VI  -- Accumulated Depreciation, Depletion and Amortization of Property, Plant and
                  Equipment

     Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

(a) 3. Exhibits

          3.1        -- Copy of Certificate of Incorporation of the Corporation (incorporated by reference to Exhibit 3.1 of the 1987 Form 10-K -- File No.
                        1-4169).
          3.2        -- Copy of Bylaws of the Corporation (incorporated by reference to
                        Exhibit 3.2 of the 1991 Form 10-K -- File No. 1-4169).
          4.1        -- Indenture dated November 1, 1987, securing 10% Debentures due
                        November 1, 1994. (incorporated by reference to Exhibit 4.1 of the
                        1987 Form 10-K -- File No. 1-4169).
          4.2        -- Indenture dated July 8, 1992, securing 9 5/8% Notes due July 15, 1997
                        (incorporated by reference to Form 8-K dated July 16, 1992 -- File
                        No. 1-4169).

(b) Reports on Form 8-K

    None.
- ---------------

* Filed herewith

                       TEXAS GAS TRANSMISSION CORPORATION

                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                             (THOUSANDS OF DOLLARS)

                                                                                   TRANSFERS     BALANCE,
                                         BEGINNING    ADDITIONS    RETIREMENTS     AND OTHER      END OF
              DESCRIPTION                 BALANCE      AT COST      OR SALES        CHANGES       PERIOD
- ---------------------------------------  ---------    ---------    -----------     ---------     --------
For the Year Ended December 31, 1993:
  Natural Gas Transmission
     Facilities........................  $ 679,802     $33,014       $(3,185)       $(2,963)     $706,668
  Other Natural Gas Plant..............    126,221          --        (1,284)         3,439       128,376
                                         ---------    ---------    -----------     ---------     --------
                                         $ 806,023     $33,014       $(4,469)       $   476      $835,044
                                         ---------    ---------    -----------     ---------     --------
                                         ---------    ---------    -----------     ---------     --------
For the Year Ended December 31, 1992:
  Natural Gas Transmission
     Facilities........................  $ 647,729     $38,236       $(3,638)       $(2,525)     $679,802
  Other Natural Gas Plant..............    123,563          --        (1,342)         4,000       126,221
                                         ---------    ---------    -----------     ---------     --------
                                         $ 771,292     $38,236       $(4,980)       $ 1,475      $806,023
                                         ---------    ---------    -----------     ---------     --------
                                         ---------    ---------    -----------     ---------     --------
For the Year Ended December 31, 1991:
  Natural Gas Transmission
     Facilities........................  $ 598,306     $57,238       $(2,352)       $(5,463)     $647,729
  Other Natural Gas Plant..............     83,803          --        (1,458)        41,218(1)    123,563
                                         ---------    ---------    -----------     ---------     --------
                                         $ 682,109     $57,238       $(3,810)       $35,755      $771,292
                                         ---------    ---------    -----------     ---------     --------
                                         ---------    ---------    -----------     ---------     --------

- ---------------

(1) Included in Transfers and Other Changes for Other Natural Gas Plant, for the year ended December 31, 1991, is $33.8 million related to transfers of gas stored underground-noncurrent.

                       TEXAS GAS TRANSMISSION CORPORATION

                  SCHEDULE VI -- ACCUMULATED DEPRECIATION AND
                 AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
                             (THOUSANDS OF DOLLARS)

                                                        CLEARING   SALVAGE
                                                        ACCOUNTS    LESS                   TRANSFERS   BALANCE,
                            BEGINNING   DEPRECIATION      AND      REMOVAL   RETIREMENTS   AND OTHER    END OF
       DESCRIPTION           BALANCE      EXPENSE        OTHERS     COSTS     OF SALES      CHANGES     PERIOD
- --------------------------  ---------   ------------    --------   -------   -----------   ---------   --------
For the Year Ended
  December 31, 1993:
  Natural Gas Transmission
     Facilities...........  $ 118,892     $ 35,021       $   --    $3,834      $(3,185)     $ 1,935    $156,497
  Other Natural Gas
     Plant................     12,750        2,709        1,453       385       (1,284)         691      16,704
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            $ 131,642     $ 37,730(1)    $1,453    $4,219      $(4,469)     $ 2,626    $173,201
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            ---------   ------------    --------   -------   -----------   ---------   --------
For the Year Ended
  December 31, 1992:
  Natural Gas Transmission
     Facilities...........  $  86,328     $ 34,248       $   --    $ (496 )    $(3,630)     $ 2,442    $118,892
  Other Natural Gas
     Plant................      8,979        2,789        1,514       401       (1,316)         383      12,750
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            $  95,307     $ 37,037(1)    $1,514    $  (95 )    $(4,946)     $ 2,825    $131,642
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            ---------   ------------    --------   -------   -----------   ---------   --------
For the Year Ended
  December 31, 1991:
  Natural Gas Transmission
     Facilities...........  $  54,870     $ 33,219       $   --    $  128      $(2,352)     $   463    $ 86,328
  Other Natural Gas
     Plant................      5,000        3,140        1,583       668       (1,458)          46       8,979
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            $  59,870     $ 36,359(1)    $1,583    $  796      $(3,810)     $   509    $ 95,307
                            ---------   ------------    --------   -------   -----------   ---------   --------
                            ---------   ------------    --------   -------   -----------   ---------   --------

- ---------------

(1) Does not include amortization of intangible assets which are not classified as property, plant and equipment.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEXAS GAS TRANSMISSION CORPORATION

                                          BY      /s/  E. J. RALPH
                                                       E. J. Ralph,
                                              Vice President and Controller

                                          DATE       March 16, 1994

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.


              /s/  JOHN P. DESBARRES             Chairman of the Board and Chief Executive
                   John P. DesBarres              Officer (Principal Executive Officer)

              /s/  ROBERT W. BEST                Director, President and Chief Operating
                   Robert W. Best                 Officer

              /s/  LARRY J. DAGLEY               Director, Senior Vice President and Chief
                   Larry J. Dagley                Financial Officer (Principal Financial
                                                   Officer)

              /s/  E. JACK RALPH                 Vice President and Controller
                   E. Jack Ralph


                  March 16, 1994
              Date of all Signatures

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----


Statement of Available Information....    2
Incorporation of Certain Documents by
  Reference...........................    2
Prospectus Summary....................    4
Selected Financial Data...............    5
Investment Considerations.............    6
The Company...........................    7
Ratio of Earnings to Fixed Charges....    7
Use of Proceeds.......................    7
Capitalization........................    8
Description of the Notes..............    9
Underwriting..........................   17
Legal Matters.........................   17
Experts...............................   18
Texas Gas 1993 Form 10-K..............  A-1

                                  $150,000,000

                                   TEXAS GAS
                                  TRANSMISSION
                                  CORPORATION

                                  % NOTES DUE 2004

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                           CITICORP SECURITIES, INC.

                                 MARCH   , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses, other than underwriting discounts, to be borne by the Company in connection with the issuance and distribution of the Notes are as follows:

    Securities and Exchange Commission Registration Fee.......................  $ 51,724
    NASD Fees.................................................................    15,500
    Trustee's Fees............................................................    22,000
    Printing and Engraving Expenses...........................................   200,000
    Rating Agency Fees........................................................    40,000
    Accounting Fees and Expenses..............................................   100,000
    Legal Fees and Expenses...................................................   100,000
    Blue Sky Fees and Expenses................................................    23,000
    Miscellaneous Expenses....................................................    15,000
                                                                                --------
              Total Expenses..................................................  $567,224
                                                                                --------
                                                                                --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law gives corporations the power to indemnify officers and directors under certain circumstances.

     Article VIII of the Company's Articles of Incorporation provides that the Company shall indemnify directors or officers or former directors or officers of the Company and any person who may have served or who may serve at its request as a director or officer of another corporation in which the Company owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit, or proceeding in which they or any of them are made a party or parties by reason of being or having been directors or officers or a director or officer of the Company or of such other corporation, except in relation to matters as to which any director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty.

     In addition, Article VII of the Company's By-laws provides that the Company shall indemnify any person who was or is made, or is threatened to be made, a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer or employee of the Company or is or was serving at the request of the Company as director, officer, employee or fiduciary of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Company shall indemnify such person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Company.

     Transco has entered into indemnification agreements with 17 persons who are either directors, officers or employees of the Company. The agreements provide that the Company will pay certain expenses incurred by a director, officer or employee in connection with any threatened, pending or completed action, suit, arbitration or proceeding whether civil, criminal, administrative or investigative where the individual's involvement is by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or serving at the request of the Company. Such amounts include attorney's fees and other expenses customarily incurred in connection with legal proceedings and in the case of proceedings other than actions by or in the name of the Company, judgments, fines or amounts paid in settlement. A director, officer or employee will not receive indemnification if the individual is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     The Company has provided liability insurance for its directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company. For a statement of the Company's undertaking with respect to indemnification of officers and directors, see Item 17 below.

ITEM 16. EXHIBITS.

        (1)           -- Form of Underwriting Agreement.
        (4) (a)       -- Form of Indenture between the Company and Chase Manhattan Bank, N.A., as Trustee.
        (5)           -- Opinion of David E. Varner, Esq.
       (12)           -- Computation of Ratio of Earnings to Fixed Charges.
       (23) (a)       -- Consent of Arthur Andersen & Co.
       (23) (b)       -- Consent of Counsel (included in Exhibit 5).
       (24)           -- Power of Attorney is set forth on the signature pages of the
                         Registration Statement.
       (25)           -- Statement of Eligibility on Form T-1 of Chase Manhattan Bank, N.A.,
                         as Trustee under the Indenture is bound separately on Form T-1.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          1. that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the 1934 Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          2. insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue; and

          3. The undersigned Registrant hereby undertakes that:

             (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
        (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

             (ii) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON THE 16TH DAY OF MARCH, 1994.

                                          TEXAS GAS TRANSMISSION CORPORATION

                                          By:      /s/  LARRY J. DAGLEY
                                                      Larry J. Dagley
                                                 Senior Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Larry J. Dagley and David E. Varner, and each or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                   SIGNATURE                                 TITLE                   DATE
- -----------------------------------------------   ----------------------------  ---------------
                /s/  ROBERT W. BEST               Director, President and       March 16, 1994
                 (Robert W. Best)                   Chief Operating Officer

              /s/  LARRY J. DAGLEY                Director, Senior Vice         March 16, 1994
               (Larry J. Dagley)                    President and Chief
                                                    Financial Officer
                                                    (Principal Financial
                                                    Officer)
              /s/  J. P. DESBARRES                Chairman of the Board and     March 16, 1994
               (J. P. DesBarres)                    Chief Executive Officer
                                                    (Principal Executive
                                                    Officer)
               /s/  E. J. RALPH                    Vice President and            March 16, 1994
                (E. J. Ralph)                       Controller


                                 EXHIBIT INDEX

          EXHIBIT                                                                     PAGE
          NUMBER                        DESCRIPTION OF EXHIBITS                      NUMBER
                      -----------------------------------------------------------    -------
            (1)       -- Form of Underwriting Agreement.
            (4) (a)   -- Form of Indenture between the Company and Chase
                         Manhattan Bank,
                         N.A., as Trustee.
            (5)       -- Opinion of David E. Varner, Esq.
           (12)       -- Computation of Ratio of Earnings to Fixed Charges.
           (23) (a)   -- Consent of Arthur Andersen & Co.
           (23) (c)   -- Consent of Counsel (included in Exhibit 5).
           (24)       -- Power of Attorney is set forth on the signature pages of the Registration
                         Statement.
           (25)       -- Statement of Eligibility on Form T-1 of Chase Manhattan
                         Bank, N.A., as
                         Trustee under the Indenture is bound separately on Form
                         T-1.

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